UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

ICOSAVAX, INC.
(Name of Subject Company)

ICOSAVAX, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)
45114M109
(CUSIP Number of Class of Securities)
Adam K. Simpson
President and Chief Executive Officer
Icosavax, Inc.
1930 Boren Ave., Suite 1000
Seattle, Washington 98101
(206) 737-0085
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Daniel E. Rees
Cheston J. Larson
Matthew T. Bush
Latham & Watkins LLP
12670 High Bluff Drive
San Diego, California 92130
(858) 523-5400

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Annex I — Opinion of Centerview Partners LLC
Annex II — Section 262 of the Delaware General Corporation Law

i

Item 1.   Subject Company Information.
Name and Address.
The name of the subject company is Icosavax, Inc., a Delaware corporation (“Icosavax” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to the Company. The address of the Company’s principal executive office is 1930 Boren Avenue, Suite 1000, Seattle, Washington 98101. The telephone number of the Company’s principal executive office is (206) 737-0085.
Securities.
The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits or annexes attached hereto, and as it may be amended or supplemented from time to time, this “Schedule 14D-9”) relates is the common stock, par value $0.0001 per share, of the Company (the “Shares”). As of the close of business on December 22, 2023, 50,802,709 Shares were outstanding, 10,181,543 Shares were issuable pursuant to outstanding stock options (the “Company Options”), 518,673 Shares were subject to issuance upon settlement of outstanding restricted stock units that are not subject to performance-based vesting conditions (the “Company RSUs”) and 24,000 Shares were subject to outstanding restricted stock units that are subject to performance-based vesting conditions (the “Company PSUs”) assuming full achievement of performance objectives. In addition, up to 948,374 Shares could be issued pursuant to the Company’s 2021 Employee Stock Purchase Plan (the “Company ESPP”) prior to or concurrently with the Final Exercise Dates (as defined below) under the Company ESPP.
Item 2.   Identity and Background of Filing Person.
Name and Address.
The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above under the heading “Name and Address.”
Tender Offer.
This Schedule 14D-9 relates to the cash tender offer by Isochrone Merger Sub Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of AstraZeneca Finance and Holdings Inc., a Delaware corporation (“Parent”), a wholly owned subsidiary of AstraZeneca plc (“AstraZeneca”), to purchase all of the outstanding Shares in exchange for (i) $15.00 per Share in cash, subject to applicable withholding taxes and without interest (the “Closing Amount”), plus (ii) one non-transferable contingent value right (each, a “CVR”) per Share representing the right to receive a contingent payment of up to $5.00, in cash, subject to any applicable withholding taxes and without interest, on the achievement of the specified milestones on or prior to the applicable outside date, on the terms and subject to the other conditions set forth in the Contingent Value Rights Agreement (“CVR Agreement”) (which is further discussed in the subsection below entitled “Arrangements with Merger Sub and Parent — Contingent Value Rights Agreement”) (the Closing Amount plus one CVR, collectively, or any greater amount per Share that may be paid pursuant to the Offer (as defined below), the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 27, 2023 (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended, supplemented or otherwise modified from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Merger Sub with the U.S. Securities and Exchange Commission (the “SEC”) on December 27, 2023. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto and are incorporated herein by reference.
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 11, 2023 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Parent and Merger Sub, pursuant to which, as soon as practicable following the consummation of the Offer, and in any event no later than one business day thereafter, subject to the satisfaction or waiver of certain conditions, Merger Sub will merge with and into the Company

(the “Merger”), and the Company will survive the Merger (the “Surviving Corporation”) as a wholly owned subsidiary of Parent, on the terms and subject to the conditions set forth in the Merger Agreement. The Merger will be governed by Section 251(h) of the Delaware General Corporation Law (the “DGCL”), which provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger for the acquired corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without a vote of the other stockholders of the acquired corporation. The Merger will be effected by Merger Sub and the Company without a stockholder vote pursuant to the DGCL as soon as practicable following the consummation of the Offer, and in any event no later than one business day thereafter, subject to the satisfaction or waiver of certain conditions.
Merger Sub’s obligation to purchase the Shares validly tendered pursuant to the Offer is subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, including, as of immediately prior to the Expiration Time (as defined in the Merger Agreement) (i) there having been validly tendered and “received” (as such term is defined in Section 251(h) of the DGCL), and not validly withdrawn, that number of Shares that, when added to the Shares then owned by Parent, Merger Sub and any of their direct or indirect wholly owned subsidiaries, would represent at least one more Share than 50% of the total number of outstanding Shares as of immediately prior to the expiration time of the Offer; (ii) the expiration or termination of any waiting period (and extensions thereof, including under any voluntary agreement entered into between a party and a governmental authority agreeing not to consummate the Offer or the Merger for any period of time) applicable to the Offer or the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); (iii) there being no order, judgment, award, decision, decree, injunction, ruling, writ or assessment (whether temporary, preliminary or permanent) issued by any governmental authority of competent jurisdiction, and no law, statute, constitution, principle of common law, ordinance, code, rule, regulation, judgment, ruling, other legal requirement in effect, in each case that has the effect of making the Offer, the acquisition of Shares by Parent or Merger Sub, or the Merger illegal or that prohibits or otherwise prevents the consummation of the Offer, the acquisition of Shares by Parent or Merger Sub, or the Merger; (iv) the Merger Agreement not having been terminated in accordance with its terms; and (v) other customary conditions.
The Merger Agreement includes a remedy of specific performance and neither the consummation of the Offer nor the Merger is subject to any financing condition. The respective obligations of Parent, Merger Sub and the Company to consummate the Merger are subject to the satisfaction or waiver of the following conditions as set forth in the Merger Agreement: (i) Merger Sub having irrevocably accepted for payment all of the Shares validly tendered and not validly withdrawn pursuant to the Offer and Merger Sub having consummated (as defined in Section 251(h) of the DGCL) the Offer; and (ii) there being no order, judgment, award, decision, decree, injunction, ruling, writ or assessment (whether temporary, preliminary or permanent) issued by any governmental authority of competent jurisdiction, and no law, statute, constitution, principle of common law, ordinance, code, rule, regulation, judgment, ruling, other legal requirement in effect, that has the effect of making the Merger illegal or that prohibits or otherwise prevents the consummation of the Merger.
At the effective time of the Merger (being the time and day of the filing of the certificate of merger with the Secretary of State of the State of Delaware or at such later time and day as may be agreed in writing by Parent and the Company and specified in the certificate of merger in accordance with the DGCL, the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (excluding Shares owned by Parent, Merger Sub or the Company, or by any direct or indirect wholly owned subsidiary of Parent or Merger Sub (“Excluded Shares”), any Shares irrevocably accepted for payment pursuant to the Offer, and any Shares held by stockholders who are entitled to demand, and who shall have properly and validly demanded their statutory rights of appraisal in respect of such Shares in compliance with Section 262 of the DGCL (“Dissenting Company Shares”)) shall be canceled and extinguished and automatically converted into the right to receive the Offer Price (including the CVR) (the “Merger Consideration”), without interest thereon and subject to any applicable withholding tax. As a result of the Merger, the Company will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent.
Pursuant to the terms of the Merger Agreement, immediately prior to the Effective Time, (i) each Company Option with a per Share exercise price less than $15.00 (each, an “In the Money Option”) that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested and will be automatically canceled and terminated and converted into the right to receive, subject to the terms of the Merger Agreement, (a) an amount in cash (without interest) equal to the product obtained by multiplying (1) the aggregate number of Shares underlying such In the Money Option immediately prior to the Effective Time by (2) an amount equal to (A) the Closing Amount less (B) the per Share exercise price of such In the Money Option, plus (b) one CVR with respect to each Share subject to such In the Money Option immediately prior to the Effective Time, (ii) each Company Option with a per Share exercise price equal to or greater than $15.00 but less than $20.00 (each, an “Out of the Money Option”) that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested and will be automatically canceled and terminated and converted into the right to receive, subject to the terms of the Merger Agreement, an amount in cash (without interest), if any, from Parent, if and when (and only if and when) payments in respect of CVRs are required to be made (and in all events within such period of time after achievement of the applicable milestone specified in the CVR Agreement) equal to the product obtained by multiplying (a) the aggregate number of Shares underlying such Out of the Money Option immediately prior to the Effective Time by (b) the amount by which (1) the sum of the Closing Amount plus the aggregate amount paid per CVR exceeds (2) the per Share exercise price of such Out of the Money Option, and (iii) each Company Option with a per Share exercise price equal to or greater than $20.00 (each, an “Over $20 Out of the Money Option”) that is outstanding as of immediately prior to the Effective Time will be automatically canceled and terminated with no consideration therefor. The amounts described in this paragraph are referred to as the “Option Consideration”.
Pursuant to the terms of the Merger Agreement, immediately prior to the Effective Time, each Company RSU and each Company PSU, in each case that is outstanding as of immediately prior to the Effective Time, shall be canceled and converted into the right to receive, subject to the terms of the Merger Agreement (assuming all performance objectives contained in the Company PSUs have been fully achieved), both (i) an amount in cash equal to the Closing Amount and (ii) one CVR (with any performance conditions deemed achieved at maximum levels with respect to the Company PSUs), immediately prior to the Effective Time. The amounts described in this paragraph are referred to as the “RSU/PSU Consideration.”
Under no circumstances will interest be paid on the purchase price for the Shares, including by reason of any extension of the Offer or any delay in making payment for the Shares.
A more complete description of the Merger Agreement can be found in the Offer to Purchase in Section 11 under the heading entitled “The Merger Agreement; CVR Agreement — Merger Agreement.” The summary of the Merger Agreement set forth in the Offer to Purchase and any summary of provisions of the Merger Agreement set forth herein (including the CVR Agreement) do not purport to be complete and each is qualified in its entirety by reference to the Merger Agreement and CVR Agreement, copies of which are filed as Exhibits (e)(1) and (e)(2), respectively, hereto and are incorporated herein by reference. The expiration time of the Offer is one minute after 11:59 p.m., New York City time, on January 26, 2024, subject to extension in certain circumstances set forth in the Merger Agreement and described in the Offer to Purchase.
According to the Schedule TO, Parent has formed Merger Sub for the purpose of making the Offer and effecting the Merger. The Offer to Purchase states that each of Parent’s and Merger Sub’s principal executive office is located at 1800 Concord Pike, Wilmington, Delaware 19803, and the telephone number of each of Parent and Merger Sub is 800-456-3669.
The Company has filed this Schedule 14D-9 and Parent and Merger Sub have filed the Schedule TO with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.
Item 3.   Past Contacts, Transactions, Negotiations and Agreements.
Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) Parent or Merger Sub or their respective executive officers, directors or affiliates, on the other hand.

Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.
Arrangements with Merger Sub and Parent.
Merger Agreement
The summary of the Merger Agreement and the description of the conditions to the Offer contained in the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.
The Merger Agreement has been filed with the SEC and is incorporated by reference herein to provide investors and stockholders with information regarding the terms of the agreement. It is not intended to provide any other factual information about Parent, Merger Sub or the Company. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and discussed in the foregoing description, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure schedule that was provided by the Company to Parent and Merger Sub but is not filed with the SEC as part of the Merger Agreement. Investors and stockholders are not third-party beneficiaries under the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein without consideration of the entirety of the factual disclosures about the Company, Parent or Merger Sub made in this Schedule 14D-9, the Schedule TO or reports filed with the SEC. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.
Contingent Value Rights Agreement
At or prior to the time that the Merger Sub accepts for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Acceptance Time”), Parent and a rights agent mutually agreeable to Parent and the Company, will enter into a Contingent Value Rights Agreement governing the terms of the CVRs to be issued as part of the Offer (the “CVR Agreement”).
The summary of the CVR Agreement contained in the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the form of CVR Agreement, which is filed as Exhibit (e)(2), and which is incorporated herein by reference.
Tender and Support Agreements
Concurrently with the execution and delivery of the Merger Agreement, Parent entered into Tender and Support Agreements, dated as of December 11, 2023 (each, a “Support Agreement”, and collectively, the “Support Agreements”) with certain of the Company’s stockholders, RA Capital Management, L.P., on behalf of itself and its affiliates, and Qiming U.S. Healthcare Fund II, L.P., (each, a “Supporting Stockholder” and, collectively, the “Supporting Stockholders”), pursuant to which each Supporting Stockholder agreed, among other things, to tender, pursuant to the Offer, their Shares in the Offer, vote their Shares in favor of the Merger at a special meeting, if there is one, and, subject to certain exceptions, not to transfer (or enter into any agreement to transfer) any of their Shares or tender any of their Shares in response to or otherwise in connection with any tender or exchange offer other than the Offer. The Support Agreements will terminate upon termination of the Merger Agreement and certain other specified events.

The Supporting Stockholders are generally prohibited from transferring their Shares (subject to certain exceptions). As of December 11, 2023, approximately 18.9% of the outstanding Shares (excluding Shares issuable upon exercise of Company Options, vesting of Company RSUs, vesting of Company PSUs and the aggregate transaction consideration payable for such shares) are subject to the Support Agreements.
The summary of the Support Agreements contained in the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Support Agreement, a form of which is filed as Exhibit (e)(3), and which is incorporated herein by reference.
Confidentiality Agreements
The Company and AstraZeneca UK Limited, an affiliate of Parent, entered into a mutual confidentiality agreement, dated July 21, 2022 (the “Initial NDA”) and a separate mutual confidentiality agreement dated August 22, 2023, as amended on November 14, 2023 and further amended on November 26, 2023 (the “Transaction NDA” and together with the Initial NDA, the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, the parties agreed that, subject to certain exceptions including the ability to make disclosures required by applicable law, any non-public information each may make available to the other and their respective representatives will not be disclosed or used for any purpose other than in connection with evaluating or pursuing a business relationship between the parties related to the Company’s VLP technology platform, respiratory syncytial virus (RSV)/ human metapneumovirus (hMPV) and RSV programs known as IVX-A12 and IVX-121. The Confidentiality Agreement, as amended on November 14, 2023, included a standstill provision for the benefit of the Company, which is no longer in effect due to the execution of the Merger Agreement. The summary of the Confidentiality Agreement contained in the Offer to Purchase in Section 11 under the heading entitled “The Merger Agreement; Other Agreements” is incorporated herein by reference.
Arrangements with Current Executive Officers and Directors of the Company.
The Company’s executive officers and the members of the board of directors of the Company (the “Company Board”) have financial interests in the Offer and the Merger and other transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the Company’s stockholders generally. Those interests may create potential or actual conflicts of interests. The Company Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in the subsection entitled “— Background and Reasons for the Company Board’s Recommendation — Reasons for the Recommendation of the Company Board.”
Consideration for Shares Tendered Pursuant to the Offer
If the Company’s executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive in the Offer the same consideration on the same terms and conditions as the other stockholders of the Company. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the Acceptance Time occurs and the Merger is consummated, such executive officers and directors will also receive in exchange for their Shares the same consideration on the same terms and conditions as the other stockholders of the Company. As of December 22, 2023, the executive officers and directors of the Company beneficially owned, in the aggregate, 11,022,959 Shares, excluding Shares issuable upon exercise of outstanding Company Options or the vesting of outstanding Company RSUs or Company PSUs which are further discussed in the subsection below entitled “— Effect of the Offer and the Merger on Stock Awards — Generally”. If the directors and executive officers were to tender all such Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then the directors and officers would receive collectively, (i) an aggregate of $165,344,385 in cash, and (ii) 11,022,959 CVRs, pursuant to tenders into the Offer.
The following table sets forth the number of Shares beneficially owned as of December 22, 2023 by each of our executive officers and directors, excluding Shares issuable upon exercise of outstanding Company Options or the vesting of outstanding Company RSUs, and the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price. One CVR shall also be provided as consideration for each such Share.

Name	Number of Shares Beneficially Owned (#)	Cash Consideration for Shares Beneficially Owned ($)(1)	Maximum Cash Consideration for CVRs in Respect of Shares Beneficially Owned ($)(2)
Executive Officers
Adam Simpson*	1,050,281(3)	15,754,215	5,251,405
Cassia Cearley, Ph.D.	130,694	1,960,410	653,470
Niranjan Kanesa-thasan, M.D.	223,980	3,359,700	1,119,900
M. Amin Khan, Ph.D.	—	—	—
Thomas Russo	38,037	570,555	190,185
Non-Employee Directors
Mark McDade	3,579,347(4)	53,690,205	17,896,735
Peter Kolchinsky, Ph.D.	5,969,108(5)	89,536,620	29,845,540
Heidi Kunz	11,376	170,640	56,880
John W. Shiver, Ph.D.	5,232	78,480	26,160
Ann Veneman	11,209	168,135	56,045
James Wassil	3,695	55,425	18,475

*
Mr. Simpson is both a director and an executive officer.

(1)
Calculated based on (a) the number of owned Shares, multiplied by (b) $15.00.

(2)
Calculated based on (a) the number of owned Shares, multiplied by (b) $5.00, which is the amount payable per Share in the event the applicable milestones under the CVR Agreement are achieved.

(3)
Includes 531,576 Shares owned by the Adam K. and Maria M. Simpson Family Trust, for which Mr. Simpson is a co-trustee and 258,064 shares held in trusts for which Mr. Simpson’s children are beneficiaries and for which Mr. Simpson is trustee.

(4)
Based on information contained in a Schedule 13D filed by Qiming U.S. Healthcare Fund II, L.P. on February 28, 2022 and Form 4 filed on June 14, 2022 by Mark McDade. Consists of 3,510,228 Shares held by Qiming U.S. Healthcare Fund II, L.P., 13,333 Shares held by Gary Rieschel, and 55,786 Shares held by Mr. McDade.

(5)
Based on information contained in Schedule 13D filed with the SEC on August 12, 2021 by entities affiliated with RA Capital Management, L.P. and Form 4 filed with the SEC on June 14, 2022 filed by entities affiliated with RA Capital Management, L.P. Consists of 5,324,897 Shares held by RA Capital Healthcare Fund, L.P., 638,668 shares held by RA Capital Nexus Fund II, L.P., and 5,543 Shares held by Dr. Kolchinsky.

Effect of the Offer and the Merger on Stock Awards — Generally
Pursuant to the terms of the Merger Agreement, immediately prior to the Effective Time, (i) each outstanding In the Money Option will be canceled and terminated and converted into the right to receive the Option Consideration applicable to such In the Money Option, (ii) each outstanding Out of the Money Option will be canceled and converted into the right to receive the Option Consideration applicable to such Out of the Money Option, (iii) each outstanding Over $20.00 Out of the Money Option will be canceled for no consideration therefor and (iv) each outstanding Company RSU and Company PSU will be canceled and terminated as of immediately prior to the Effective Time and converted into the right to receive the RSU/PSU Consideration.

Treatment of Executive Officer and Director Equity Awards in the Merger
All Company Options and Company RSUs held by the Company’s executive officers and non-employee directors will be treated as described in the preceding subsection entitled “— Effect of the Offer and the Merger on Stock Awards — Generally.” As of December 22, 2023, none of the Company’s executive officers held Company RSUs and none of the Company’s executive officers or non-employee directors held Company PSUs.
Table of Estimated Consideration for Executive Officer and Director Company Options
The following table sets forth (i) the number of Shares underlying the outstanding In the Money Options and Out of the Money Options held by the Company’s executive officers and non-employee directors, as applicable; and (ii) the estimated Option Consideration that the Company’s executive officers and non-employee directors are eligible to receive (before deduction of applicable tax withholding) in connection with the Merger in respect of such awards, in each case as of December 22, 2023. Solely for purposes of the table below, we have assumed that the Effective Time occurs on December 22, 2023. The table below does not take into account any vesting or forfeiture of equity awards, nor any additional equity awards that may be granted, in each case, between December 22, 2023 and the Effective Time. Pursuant to the terms of the Merger Agreement, any Over $20.00 Out of the Money Options will be canceled without payment of any consideration therefor, and have not been included in the table below.
Name	Number of Shares Subject to In the Money Options (#)	Cash Consideration for In the Money Options ($)(1)	Number of CVRs Issued in Respect of In the Money Options (#)	Maximum Cash Payment for CVRs Issued in Respect of In the Money Options ($)(2)	Number of Shares Subject to Out of the Money Options (#)	Maximum Cash Payment in Respect of Out of the Money Options ($)(3)
Executive Officers
Adam Simpson*	2,254,157	21,760,322	2,254,157	11,270,785	692,866	2,653,772
Cassia Cearley, Ph.D.	527,189	5,215,352	527,189	2,635,945	172,650	635,280
Niranjan Kanesa-thasan, M.D.	446,054	4,643,949	446,054	2,230,270	206,450	823,278
M. Amin Khan, Ph.D.	300,000	1,584,000	300,000	1,500,000	—	—
Thomas Russo	601,590	4,842,520	601,590	3,007,950	172,000	670,025
Non-Employee Directors
Mark McDade	39,278	281,803	39,278	196,390	—	—
Peter Kolchinsky, Ph.D.	39,278	281,803	39,278	196,390	—	—
Heidi Kunz	64,544	472,813	64,544	322,720	—	—
John W. Shiver, Ph.D.	26,643	171,246	26,643	133,215	—	—
Ann Veneman	39,278	281,803	39,278	196,390	25,500	127,500
James Wassil	61,556	476,735	61,556	307,780	—	—

*
Mr. Simpson is both a director and an executive officer.

(1)
For purposes of this table, the estimated value of the In the Money Options equals the aggregate number of Shares underlying the In the Money Options multiplied by the amount, if any, by which the Closing Amount exceeds the per share exercise price of the In the Money Options.

(2)
For purposes of this table, the cash value that is assigned to each CVR is $5.00, which is the maximum amount payable under a CVR in the event the applicable milestones under the CVR Agreement are achieved.

(3)
For purposes of this table, the maximum cash payment in respect of each Out of the Money Option is determined by multiplying (x) the aggregate number of Shares underlying such Out of the Money Option immediately prior to the Effective Time by (y) amount by which (I) the sum of the Closing Amount ($15.00) plus $5.00, which is the maximum amount payable under a CVR in the event the applicable milestones under the CVR Agreement are achieved, exceeds (II) the per share exercise price of the Out of the Money Option.

Table of Estimated Consideration for Executive Officer and Director Company RSUs
The following table sets forth (i) the number of Shares underlying the outstanding Company RSUs held by the Company’s executive officers and non-employee directors, as applicable; and (ii) the estimated RSU/PSU Consideration that the Company’s executive officers and non-employee directors are eligible to receive (before deduction of applicable tax withholding) in connection with the Merger in respect of such awards, in each case as of December 22, 2023. Solely for purposes of the table below, we have assumed that the Effective Time occurs on December 22, 2023. The table below does not take into account any vesting or forfeiture of equity awards, nor any additional equity awards that may be granted, in each case, between December 22, 2023 and the Effective Time. As of December 22, 2023, none of the Company’s executive officers held Company RSUs and none of the Company’s executive officers or non-employee directors held Company PSUs.
Name	Number of Shares Subject to Company RSUs (#)	Cash Consideration for Unvested Company RSUs ($)(1)	Number of CVRs in Respect of Company RSUs (#)	Maximum Cash Payment for CVRs Issued in Respect of Company RSUs ($)(2)
Executive Officers(3)
Adam Simpson*	—	—	—	—
Cassia Cearley, Ph.D.	—	—	—	—
Niranjan Kanesa-thasan, M.D.	—	—	—	—
M. Amin Khan, Ph.D.	—	—	—	—
Thomas Russo	—	—	—	—
Non-Employee Directors
Mark McDade	—	—	—	—
Peter Kolchinsky, Ph.D.	—	—	—	—
Heidi Kunz	2,917	43,755	2,917	14,585
John W. Shiver, Ph.D.	5,667	85,005	5,667	28,335
Ann Veneman	2,834	42,510	2,834	14,170
James Wassil	7,392	110,880	7,392	36,960

*
Mr. Simpson is both a director and an executive officer.

(1)
For purposes of this table, the estimated value of the Company RSUs equals the aggregate number of Shares underlying the Company RSUs multiplied by the Closing Amount.

(2)
For purposes of this table, the cash value that is assigned to each CVR is $5.00, which is the maximum amount payable under a CVR in the event the applicable milestones under the CVR Agreement are achieved.

(3)
For Messrs. Simpson and Russo and Drs. Cearley and Kanesa-thasan the compensation committee of the Company Board took action on December 11, 2023 to accelerate the vesting of 119,184 Company RSUs, 29,536 Company RSUs, 29,817 Company RSUs, and 35,364 Company RSUs held by such named executive officers, respectively, in anticipation of the Merger and to facilitate tax planning strategies for the Company and these individuals. Assuming a price per share of $20.00, consisting of the Closing Amount equal to $15.00 per share and corresponding CVR cash payments equal to $5.00, which is the maximum amount payable under each CVR in the event the applicable milestones under the

CVR Agreement are achieved, the value of such accelerated vesting to such named executive officers would be $2,383,680, $590,720, $596,340, and $707,280, respectively, and would be considered a “single trigger” benefit, as the accelerated vesting was not tied to a termination of their employment. Because this accelerated vesting occurred on December 19, 2023, the value of such vesting is not included in the foregoing table.
Treatment of the Company ESPP
The Company sponsors the Company ESPP, in which executive officers and other employees are eligible to have up to 15% of their eligible earnings withheld, subject to certain limitations, to purchase shares of common stock pursuant to the ESPP. From and after the date of the Merger Agreement, (i) no new participants will be permitted to participate in the Company ESPP, (ii) existing participants may not increase their payroll deductions or purchase elections from those in effect on the date of the Merger Agreement, and (iii) except for the offering periods under the Company ESPP that are in effect on the date of the Merger Agreement (the “Final Offering Periods”), no new offering periods will commence following the date of the Merger Agreement.
If the Effective Time would occur: (i) during one or more of the Final Offering Periods, (A) the final exercise date(s) under the Company ESPP will be such date as the Company determines in its sole discretion (provided that such date will be no later than the date that is five days prior to the Effective Time (the “Final Exercise Date”)), and (B) each Company ESPP participant’s accumulated contributions under the Company ESPP will be used to purchase whole Shares in accordance with the terms of the Company ESPP as of the Final Exercise Date, which Shares, to the extent outstanding immediately prior to the Effective Time, will be canceled as of immediately prior to the Effective Time in exchange for the right to receive the Merger Consideration in accordance with the Merger Agreement; or (ii) after the end of the Final Offering Periods, all amounts allocated to each participant’s account under the Company ESPP at the end of each of the Final Offering Periods will be used to purchase whole Shares under the terms of the Company ESPP for such offering periods, which Shares, to the extent outstanding immediately prior to the Effective Time, will be canceled as of immediately prior to the Effective Time in exchange for the right to receive the Merger Consideration in accordance with the Merger Agreement.
Continuing Employees — Employee Benefit Plans
A “change of control” will occur as of the Acceptance Time pursuant to the terms of the Company’s employment agreements and employee benefit plans, and, pursuant to the Merger Agreement, Parent will or will cause the Surviving Corporation to assume and honor such agreements and plans in accordance with their terms as in effect immediately prior to the Effective Time; provided that Parent and its subsidiaries (including the Surviving Corporation) are not prohibited from amending or terminating any such agreements or plans in accordance with their terms or if otherwise required by applicable law.
Pursuant to the Merger Agreement, for a period commencing at the Effective Time and ending on the date that is 12 months following the Effective Time (or upon an earlier termination of employment), the Surviving Corporation is required to provide to each employee of the Company who, as of the Effective Time, continues employment with the Company (each, a “Continuing Employee”) (i) an annual base salary or wage rate, as applicable, and an annual target cash bonus opportunity that are, taken as a whole, no less favorable in the aggregate to the annual base salary or wage rate, as applicable, and annual target cash bonus opportunity as in effect immediately prior to the Effective Time, and (ii) other compensation and benefits that are, taken as a whole, no less favorable in the aggregate to either (x) the other compensation and benefits offered by the Company to such Continuing Employee immediately prior to the Effective Time, or (y) those provided to similarly situated employees or Parent or its Affiliates (excluding severance, defined benefit pension, post-retirement medical, nonqualified deferred, equity or equity-based (including with respect to the Company ESPP), long-term incentive, retention, change in control and other special or non-recurring compensation or benefits.
Pursuant to the Merger Agreement, for a period commencing at the Effective Time and ending on the date that is 18 months following the Effective Time (or upon an earlier termination of employment), the Surviving Corporation is required to provide to each Continuing Employee severance benefits that are no less favorable than the severance benefits provided to such Continuing Employee immediately prior to the Effective Time under the Company’s applicable employment agreements and employee benefit plans.
To the extent that an employee benefit plan or other compensation or severance arrangement of Parent, the Surviving Corporation or any of their respective subsidiaries (the “New Plans”) is made available to any Continuing Employee on or following the Effective Time, Parent is required to cause to be granted to such Continuing Employee credit for all service with the Company prior to the Effective Time for purposes of eligibility to participate and vesting (but such service credit shall not be provided for purposes of benefit accrual, except under Parent’s or the Surviving Corporation’s vacation policy) under the terms of such New Plans; provided, however, that such service need not be credited to the extent that it would result in duplication of coverage or benefits or apply to entitlement to participate in or receive benefits with respect to any pension plan or retiree medical program or other retiree welfare benefit programs. Parent is also required to (x) ensure that each Continuing Employee is immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under any such New Plan replaces coverage under a comparable Company employee benefit plan in which such Continuing Employee participates immediately before the Effective Time (such plans, collectively, the “Old Plans”), (y) for purposes of each New Plan providing medical, dental, pharmaceutical, vision or disability benefits to any Continuing Employee, waive all waiting periods, preexisting condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan for such Continuing Employee and his or her covered dependents to the extent they did not apply to the Continuing Employee under the corresponding Old Plan and any eligible expenses incurred by such Continuing Employee and his or her covered dependents during any unfinished portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins shall be given full credit under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan to the extent that such amounts were recognized prior to the Effective Time under the corresponding Old Plan, in each case, to the extent Parent receives the information reasonably necessary to implement such actions, and (z) credit the accounts of such Continuing Employees under any New Plan that is a flexible spending plan with any unused balance in the account of such Continuing Employee under the applicable Old Plan solely to the extent the Continuing Employee commences participation in the New Plan in the same plan year.
If Parent provides written notice to the Company at least ten Business Days prior to the Effective Time, the Company shall use commercially reasonable efforts to adopt resolutions to authorize (i) the Company’s withdrawal from participation in the PEO-sponsored plan intended to be qualified under Section 401(a) of the Code in which the Company is a participating employer (the “PEO 401(k) Plan”), (ii) the Company’s adoption of a Company-sponsored single employer retirement plan intended to be qualified under Section 401(a) of the Code (the “Spinoff 401(k) Plan”), (iii) the Spinoff 401(k) Plan’s acceptance from the PEO 401(k) Plan of all assets and liabilities attributable to Company participants in the PEO 401(k) Plan, and (iv) the termination of the Spinoff 401(k) Plan, all of which shall be effective not later than the day immediately preceding the day on which the Effective Time occurs (the “401(k) Termination Date”), but contingent upon the Effective Time. If participation in the PEO 401(k) Plan and sponsorship of the Spinoff 401(k) Plan are terminated, then as of the Closing Date, Parent shall use commercially reasonable efforts to permit (A) all Continuing Employees who were eligible to participate in the PEO 401(k) Plan or the Spinoff 401(k) Plan, as applicable, immediately prior to the 401(k) Termination Date to participate in Parent’s retirement plan intended to be qualified under Section 401(a) of the Code (the “Parent 401(k) Plan”) and (B) each such Continuing Employee to elect to directly transfer his or her account balance (and any related promissory notes evidencing loans) when distributed from the terminated Spinoff 401(k) Plan to the Parent 401(k) Plan.
Severance Benefits and Certain Other Terms in Employment Agreements of Executive Officers
Pursuant to the employment agreements with each of our executive officers, if the Company terminates such officer’s employment without cause (as defined below) or such officer resigns for good reason (as defined below), the executive officer or his or her estate, as applicable, is entitled to the following payments and benefits: (1) his or her fully earned but unpaid base salary through the date of termination at the rate then in effect, plus all other benefits, if any, under any group retirement plan, nonqualified deferred compensation plan, equity award or agreement, health benefits plan or other group benefit plan to which he or she may be entitled to under the terms of such plans or agreements; (2) base salary continuation for a period of 9 months (12 months in the case of Mr. Simpson) at the rate in effect immediately prior to the date of termination; (3) a lump sum cash payment in an amount equal to his or her target annual bonus, prorated to reflect the portion of the year that elapsed prior to the date of his or her separation from service, (4) continuation of health benefits for a period of 9 months (12 months in the case of Mr. Simpson) following the date of termination; and (5) the automatic acceleration of the vesting and exercisability of outstanding unvested stock awards as to the number of stock awards that would have vested over the 9-month period (12-month period in the case of Mr. Simpson) following termination had such executive officer remained continuously employed by us during such period.
If an executive officer is terminated without cause or resigns for good reason during the period commencing 60 days prior to a change in control (as defined below) and ending 18 months following a change in control, such executive officer is entitled to receive the following payments and benefits: (1) his or her fully earned but unpaid base salary through the date of termination at the rate then in effect, plus all other benefits, if any, under any group retirement plan, nonqualified deferred compensation plan, equity award or agreement, health benefits plan or other group benefit plan to which he or she may be entitled to under the terms of such plans or agreements; (2) a lump sum cash payment in an amount equal to 12 months (18 months in the case of Mr. Simpson) of base salary at the rate in effect immediately prior to the date of termination; (3) a lump sum cash payment in an amount equal to 100% (150% in the case of Mr. Simpsons) of his or her target annual bonus for the year in which such termination occurs; and (4) continuation of health benefits for a period of 12 months (18 months in the case of Mr. Simpson) following the date of termination.
In addition, our executive officers are entitled to certain accelerated vesting of their unvested stock awards if they are terminated without cause or resign for good reason in connection with a change in control. With respect to unvested stock awards granted prior to July 22, 2021 to Mr. Russo, Ms. Cearley, and Dr. Kanesa-thasan, in the event that they are terminated without cause or resign for good reason within 18 months following a change in control, Mr. Russo, Ms. Cearley, and Dr. Kanesa-thasan are entitled to full accelerated vesting of such stock awards immediately prior to their termination or resignation, as applicable. For unvested stock awards granted on or after July 22, 2021 (or, in the case of Mr. Simpson only, August 15, 2019) to our executive officers, in the event that they are terminated without cause or resign for good reason within the period commencing 60 days prior to a change in control and ending 18 months following a change in control, our executive officers are entitled to full accelerated vesting of such stock awards effective upon the later of (1) the date of termination, or (2) the date of the change in control.
Each executive officers’ eligibility to receive the cash severance and equity acceleration described above is subject to their execution and non-revocation of a general release of claims in favor of the Company and continued compliance with certain restrictive covenants.
For purposes of the employment agreements, “cause” generally means an executive officer’s (1) conviction of, or entry into a plea of “guilty” or “no contest” to, any non-vehicular felony or any crime involving fraud, dishonesty, or moral turpitude, (2) commission of, or participation in, a fraud or act of dishonesty or other illegal act against the Company that has a demonstrable adverse impact on the Company or any successor or affiliate of the Company, (3) intentional material violation of any contract or agreement with the Company or any material Company policy or of any statutory duty owed to the Company, (4) intentional unauthorized use or disclosure of the Company’s confidential information or trade secrets, (5) gross misconduct, or (6) ongoing and repeated failure or refusal to perform or neglect of his or her duties as required by his or her employment agreement or instructions given by the Chief Executive Officer (or for Mr. Simpson, the Company Board), which failure, refusal or neglect continues for 30 days following his or receipt of written notice from the Company Board or Chief Executive Officer, as applicable, stating with specificity the nature of such failure, refusal or neglect.
For purposes of the employment agreements, “good reason” generally means (1) a material reduction in the executive officer’s authority, duties or responsibilities (for Mr. Simpson, this includes a requirement that he report to a corporate officer instead of the Company Board, or following a change in control, the board of directors of the ultimate parent company of the surviving entity in such change in control that has at least one class of publicly traded securities listed on a national stock exchange); provided, however, that for each executive officer other than Mr. Simpson, a change in such executive officer’s job position or title will not be deemed a material reduction unless such executive officer’s new authority, duties or responsibilities are materially reduced from the prior authority, duties or responsibilities, (2) a material reduction in the executive officer’s base compensation (for this purpose, a reduction of 10% or more shall be considered material, regardless of whether such reduction occurs due to a single reduction or a series of reductions to base compensation), other than to the extent the base compensation of all of the executive officers of the Company are concurrently reduced by the same or greater percentage, (3) a relocation of the principal place at which the executive officer is required to provide services to the Company or his or her principal place of employment that results in an increase in his or her one-way driving distance by more than 50 miles, or (4) any other action or inaction that constitutes a material breach by the Company or any successor or affiliate of the Company of its obligations to the executive officer under his or her employment agreement.
For purposes of the employment agreements, “change in control” has the same meaning as such term is given under the terms of the Company’s 2021 Incentive Award Plan, under which a change in control is generally defined as:
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the direct or indirect acquisition by any person or entity or related group of persons or entities (other than the Company, an employee benefit plan maintained by the Company or a person or entity that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, the Company) of beneficial ownership (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of securities of the Company possessing more than 50% of the total combined voting power of the Company’s securities outstanding immediately after such acquisition;

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during any two-year period, individuals who, at the beginning of such period, constitute the Company Board together with any new director(s) whose election by the Company Board or nomination for election by the Company’s stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the Company Board; or

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(1) a merger, consolidation, reorganization, or business combination or (2) the sale, exchange or transfer of all or substantially all of the assets of the Company in any single transaction or series of transactions or (3) the acquisition of assets or stock of another entity, in each case other than a transaction:

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which results in the voting securities of the Company outstanding immediately before the transaction continuing to represent, directly or indirectly, at least a majority of the combined voting power of the outstanding voting securities of the successor entity to the Company immediately after the transaction, and

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after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the successor entity; provided, however, that no person or group is treated as beneficially owning 50% or more of combined voting power of the successor entity solely as a result of the voting power held in the Company prior to the consummation of the transaction.

Acceleration of Vesting of Company RSUs Held By Executive Officers; Payment of 2023 Executive Bonuses
On December 11, 2023, in connection with signing the Merger Agreement, the compensation committee of the Company Board adopted resolutions approving accelerated vesting of outstanding Company RSUs held by Messrs. Simpson and Russo and Drs. Cearley and Kanesa-thasan in anticipation of the Merger and to facilitate tax planning strategies for the Company and these individuals. As part of the same tax planning strategies, the compensation committee of the Company Board also approved the payout of each executive officer’s annual cash incentive award for 2023 prior to year-end. The annual incentive award payments paid pursuant to the Company’s annual bonus plan based on the compensation committee’s determination of the Company’s performance relative to the applicable performance metrics and each individual’s executive individual performance as follows: Mr. Simpson, $421,196, Dr. Cearley, $263,284, Dr. Kanesa-thasan, $230,399, Dr. Khan, $103,921, and Mr. Russo, $215,007.

Future Arrangements
It is possible that Continuing Employees, including the executive officers, will enter into new compensation arrangements with Parent or its affiliates, which would not become effective until after the Merger is consummated, if at all. Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of Parent or other retention awards. As of the date of this Schedule 14D-9, no compensation arrangements between such persons and Parent and/or its affiliates have been established.
Rule 14d-10(d) Matters
On December 11, 2023, in connection with signing the Merger Agreement, the compensation committee of the Company Board adopted resolutions approving each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company, in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfied the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.
Prior to the consummation of the Offer, to the extent required, the compensation committee of the Company Board will take any further necessary steps to approve any such arrangements as described above in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.
Director and Officer Exculpation, Indemnification and Insurance
Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director or officer to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer (as applicable), provided that such provision shall not eliminate or limit the liability of (i) a director or officer for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders, (ii) a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) a director under Section 174 of the DGCL, (iv) a director or officer for any transaction from which the director or officer derived an improper personal benefit or (v) an officer in any action by or in the right of the corporation. The Company has included in its amended and restated certificate of incorporation (as amended, the “Charter”) provisions to limit or eliminate the personal liability of its directors to the fullest extent permitted under the DGCL, as it now exists or may in the future be amended.
Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.
Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery (the “Court of Chancery”) or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
Section 145 of the DGCL further provides that to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 of the DGCL, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 of the DGCL shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 of the DGCL shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators. Section 145 of the DGCL also empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145 of the DGCL.
The Charter provides that the Company shall have the power to provide rights to indemnification and advancement of expenses to its current and former officers, directors, employees and agents and to any person who is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.
The indemnification provisions contained in the Charter are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise.
In addition, the Company maintains insurance on behalf of the Company’s directors and executive officers insuring them against liability for certain claims asserted against them in their capacities as directors or officers or arising out of such status.
The Merger Agreement provides for the continuation of certain indemnification, exculpation, advancement of expenses and insurance rights in favor of indemnified persons. Parent and the Surviving Corporation have agreed to honor and fulfill in all respects the obligations of the Company under the indemnification, exculpation and expense advancement provisions in the Charter, bylaws or comparable organizational document of the Company, including indemnification agreements, in effect on the date of the Merger Agreement. In addition, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) cause the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions with respect to limitations on liability of directors, indemnification, exculpation and the advancement of expenses that are no less favorable to the indemnified persons than the indemnification, exculpation and advancement of expenses provisions contained in the certificate of incorporation and bylaws of the Company as of the date of the Merger Agreement, and during such six (6) year period, such provisions shall not be repealed, amended or otherwise modified in any manner adverse to the indemnified persons except as required by applicable law or as provided in the Merger Agreement.
During the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, to the fullest extent permitted by the DGCL and other applicable laws, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation as of the Effective Time to) indemnify and hold harmless each indemnified person from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement of or in connection with any threatened or actual action, suit, claim, proceeding, investigation, arbitration or inquiry, whether civil, criminal, administrative or investigative incurred by such indemnified person in respect of any legal proceeding arising or indirectly out of, or pertains or relates directly or indirectly to, (i) any action or omission or alleged action or omission in such indemnified person’s capacity as a director, officer, employee or agent of the Company or other affiliates (including as a fiduciary with respect to any employment benefit plan) or by reason of the fact that such indemnified person is or was serving as a director, officer, employee or agent of the Company or its affiliates or at the request of the Company (regardless, in each case, of whether such action or omission, or alleged action or omission, occurred prior to or at the Effective Time), (ii) any of the transactions contemplated by the Merger Agreement or (iii) the enforcement of any of the rights of such indemnified person (or his or her heirs or legal representatives) under the Merger Agreement.
Parent is obligated to maintain (and cause the Surviving Corporation to maintain) directors’ and officers’ insurance and indemnification policies (collectively, “D&O Insurance”) with a claims period of six (6) years from the Effective Time, in each case with coverage, terms, conditions, retentions, limits of liability, deductibles and amounts not less favorable than those contained in the Company’s D&O Insurance policies in effect as of the date of the Merger Agreement, in each case with respect to events occurring prior to the Effective Time; provided, that the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the last annual premium paid prior to the date of the Merger Agreement, but in such case, the Surviving Corporation shall purchase coverage as favorable to the insured persons as is available for such amount as long as such substitution does not result in gaps or lapses of coverage with respect to matters occurring at or prior to the Effective Time. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid policies have been obtained by the Company prior to the Effective Time. The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain the D&O Insurance “tail” policy in full force and effect and continue to honor their respective obligations thereunder, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time.
Section 16 Matters
Prior to the Acceptance Time, the Company will take all actions reasonably necessary to cause the dispositions of equity securities of the Company (including any “derivative securities” (as defined in Rule 16a-1(c) under the Exchange Act)) in connection with the transactions contemplated by the Merger Agreement by any director or executive officer of the Company who is a covered person of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder to be exempt under Rule 16b-3 under the Exchange Act.
Item 4.   The Solicitation or Recommendation.
Recommendation of the Company Board.
At a meeting of the Company Board held on December 11, 2023, the Company Board, among other things, unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company and the holders of the Shares, and declared it advisable for the Company to enter into the Merger Agreement, (ii) approved and declared advisable the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained therein and (iii) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the holders of the Shares accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.
Accordingly, and for the other reasons described in more detail below, the Company Board hereby recommends that the Company’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer.
A copy of the press release issued by the Company, dated December 11, 2023, announcing the Merger Agreement, the Offer and the Merger, is filed as Exhibit (a)(5)(C) to this Schedule 14D-9 and is incorporated herein by reference.

Background and Reasons for the Company Board’s Recommendation.
Background of the Offer and the Merger
The Company Board and management routinely evaluate the Company’s business and financial plans and prospects. As part of this evaluation, the Company Board and management also periodically consider strategic alternatives to maximize value for the Company’s stockholders. In particular, the Company Board and management, from time to time, have considered a number of potential collaboration and licensing relationships and other strategic transactions, including evaluating a potential sale of the Company, to seek to enhance value for the Company’s stockholders.
In July 2022, following receipt of Phase 1/1b data on RSV monovalent vaccine candidate IVX-121, Adam Simpson, Chief Executive Officer of the Company was introduced to a representative of AstraZeneca from the Vaccines and Immune Therapies division to determine the Company’s and AstraZeneca’s mutual interest in pursuing a potential partnership opportunity. Following the introduction, the Company entered into a confidentiality agreement with AstraZeneca UK Limited, an affiliate of Parent (“AstraZeneca UK”) on July 21, 2022 that did not contain a standstill, and, on August 24, 2022, each party’s respective business development teams had an introductory call regarding potential partnership opportunities. AstraZeneca ultimately declined to move forward with further discussions at that time.
On May 22, 2023, the Company announced positive topline interim results for the Company’s Phase 1 study for IVX-A12 against RSV and human metapneumovirus (“hMPV”) in older adults (the “IVX-A12 Phase 1 Data”) and concurrently conducted a registered direct offering, raising approximately $67.8 million in aggregate proceeds at a purchase price of $8.10 per share.
Following announcement of the IVX-A12 Phase 1 Data and equity raise, between May and August 2023, as part of the Company’s ordinary course strategic planning, representatives of the Company reached out to thirteen large biopharmaceutical companies to explore certain potential partnership opportunities in the United States and potentially other geographies external to the United States, which companies included AstraZeneca UK, Party A, Party B, Party C, Party D, Party E and Party F. Ten parties entered into confidentiality agreements with the Company to facilitate further discussions regarding potential partnership opportunities, including AstraZeneca UK, Party A, Party B, Party C, Party D, Party E and Party F. None of the confidentiality agreements included standstill provisions. Seven parties, AstraZeneca UK, Party A, Party B, Party C, Party D, Party E and Party F, engaged in further discussions with the Company regarding a potential partnership opportunity and received evaluation material from the Company.
On May 30, 2023, representatives of the Company’s business development team contacted representatives of AstraZeneca’s business development team to discuss the IVX-A12 Phase 1 Data and offered to engage in continued discussions regarding a potential partnership opportunity between the Company and AstraZeneca.
On June 20, 2023, representatives of AstraZeneca’s business development team confirmed their interest in meeting with the Company’s business development team to further discuss the IVX-A12 Phase 1 Data and a potential partnership opportunity between the Company and AstraZeneca.
On June 27, 2023, Mr. Simpson met with representatives of AstraZeneca at the Emerging Medtech Summit in Barcelona to further discuss a potential partnership opportunity between the Company and AstraZeneca.
Throughout the months of July and August of 2023, representatives of the Company’s business development team engaged in several discussions with AstraZeneca’s business development team and technical teams to further discuss a potential partnership opportunity between the Company and AstraZeneca, which included discussions regarding short-term and long-term strategies, technical diligence, partnership structure considerations and commercial opportunity. AstraZeneca UK entered into the Transaction NDA on August 22, 2023. At that time, the Transaction NDA did not include a standstill provision.
On July 11, 2023, Party E representatives met with members of Company management to discuss the IVX-A12 Phase 1 Data. Following this discussion, Party E representatives did not contact Company management again to indicate interest in moving forward with any partnership opportunity with the Company.

On July 18, 2023, Party A representatives met with members of Company management to discuss the IVX-A12 Phase 1 Data. Following this discussion, on July 31, 2023, Party A representatives contacted members of Company management to inform the Company that Party A would not be interested in further discussions regarding a potential partnership opportunity with the Company until the IVX-A12 program progressed to a more advanced stage of development.
On July 19, 2023, Party D representatives met with members of Company management to discuss the IVX-A12 Phase 1 Data. Following this discussion, on July 25, 2023, Party D representatives contacted members of Company management to discuss the additional review Party D would need to conduct before considering whether to move forward with a potential opportunity with the Company.
On July 28, 2023, Party F representatives met with members of Company management to discuss the IVX-A12 Phase 1 Data. During this discussion, Party F representatives expressed that Party F would not be interested in further discussions regarding a potential partnership opportunity with the Company until the IVX-A12 program progressed to a more advanced stage of development.
On September 11, 2023, Party B representatives met with members of Company management to discuss the IVX-A12 Phase 1 Data. Following this discussion, Party B representatives did not confirm interest in moving forward with any partnership opportunity with the Company at this time.
On September 15, 2023, representatives of AstraZeneca contacted Mr. Simpson to express that AstraZeneca was interested in discussing a potential strategic transaction with the Company, indicating that AstraZeneca was contemplating a licensing structure for IVX-A12. Mr. Simpson expressed that a licensing structure involving only IVX-A12 would be challenging due to IVX-A12 being the lead asset of the Company. Specific terms regarding the licensing structure, including price and timing, were not discussed at this time.
On September 26, 2023, Party D representatives met with members of Company management to discuss the Company’s clinical development plan and commercialization opportunities for IVX-A12. Party D representatives did not confirm interest in moving forward with any partnership opportunity with the Company at this time.
On September 29, 2023, representatives of AstraZeneca contacted Mr. Simpson to notify him that AstraZeneca would be delivering a written non-binding offer to acquire the Company following internal discussions among Pascal Soriot, the Chief Executive Officer of AstraZeneca, and representatives of AstraZeneca, regarding a potential strategic transaction with the Company. During the discussion with Mr. Simpson, representatives of AstraZeneca previewed to Mr. Simpson the offer price that would be proposed in the written non-binding offer. Following this discussion, representatives of AstraZeneca delivered to Mr. Simpson a written non-binding offer (“Proposal 1”) to acquire the Company at a price of $12.00 per share in upfront cash, plus a $5.00 contingent value right payable if each of the following three (3) milestones were achieved: (i) IVX-A12 meeting its primary efficacy endpoints for each of RSV and hMPV, as defined in the protocol and as agreed by both the U.S. Food and Drug Administration (“FDA”) and European Medicines Agency (“EMA”), for the Phase 3 trial evaluating efficacy versus placebo in adults 60 years of age and older, with no meaningful safety issues having been identified during such trial, (ii) IVX-A12 meeting its primary safety and immunogenicity endpoints, as defined in the protocol and as agreed by both the FDA and EMA, for the Phase 3 trial, involving and evaluating a licensed influenza vaccine co-administration and noninferior immunogenicity vs. a licensed RSV vaccine in adults 60 years of age and older and (iii) IVX-A12 meeting its primary safety and immunogenicity endpoints, as defined in the protocol and as agreed by both the FDA and EMA, for the Phase 3 trial evaluating lot consistency in adults. Proposal 1 provided that, in the event that the milestones in clauses (i) and (ii) above were achieved but the milestone in clause (iii) above was not achieved, and AstraZeneca or any of its affiliates subsequently achieved regulatory approval of IVX-A12 in a major market such as the United States or European Union, the $5.00 CVR would become payable upon such first major market regulatory approval. Proposal 1 also noted the significant capital expenditure that would be required to complete Phase 3 clinical trials and ultimately commercialize IVX-A12. AstraZeneca also indicated in Proposal 1 that, in order to maximize the value of IVX-A12 and achieve regulatory approval as soon as possible, AstraZeneca would plan to rapidly run three Phase 3 studies to evaluate the safety, efficacy and immunogenicity of IVX-A12. AstraZeneca further stated in Proposal 1 that AstraZeneca would need to review the Company’s topline interim results for the Company’s IVX-A12 Phase 2 day 28 safety and immunogenicity data (the “IVX-A12 Phase 2 Data”) prior to the execution of definitive agreements. The upfront consideration of $12.00 per share reflected a 55% premium to the Company’s closing stock price on September 29, 2023 of $7.75 per share.
On October 1, 2023, the Company Board met, with Company management and representatives of each of Centerview Partners LLC (“Centerview”), the Company’s financial advisor, and Latham & Watkins LLP (“Latham”), the Company’s outside counsel, in attendance. Management reviewed the terms of Proposal 1 and the discussions with AstraZeneca, including AstraZeneca’s view on value of the Company and its product candidates, and updated the Company Board on its efforts with respect to partnership opportunities with other potential strategic parties. Management identified four other strategic parties, Party A, Party B, Party C and Party D, that might continue to be interested, noting that the other parties that had received evaluation material in the partnership outreach had either declined to meet further, stated they were not interested in a transaction at that time, or, in the views of management, presented significant regulatory risk in a strategic transaction. Management then discussed possible outcomes of its upcoming IVX-A12 Phase 2 Data readout, including management’s expectation that such readout would likely be generally consistent with the previously announced IVX-A12 Phase 1 Data readout, but that the outcome remained uncertain. Latham then reviewed with the Company Board its fiduciary duties and legal obligations to the Company and the Company’s stockholders in considering a strategic transaction, including a potential sale of the Company. Representatives of Centerview then reviewed the terms of Proposal 1 in further detail, including the proposed CVR milestones, perspectives on potential strategic parties who might be able to submit competitive proposals were the Company Board interested in pursuing a strategic transaction, and other market information. The Company Board then discussed with management and its advisors Proposal 1 in further detail, including the timeline for a potential transaction in light of the IVX-A12 Phase 2 Data readout, various value and regulatory considerations, other potential strategic parties, and strategic alternatives to a transaction, including partnerships and remaining as a standalone company with the need to raise additional capital at extraordinary levels to advance the Company’s clinical trials if the IVX-A12 Phase 2 Data proved satisfactory. Following these discussions, the Company Board determined that the upfront payment and milestones proposed in Proposal 1 presented inadequate value to Company stockholders, but authorized Company management and its advisors to participate in further discussions with AstraZeneca to: (i) determine if the proposal could be improved and (ii) to highlight the value of the Company’s platform technology in addition to the value of IVX-A12.
On October 4, 2023, Mr. Simpson contacted representatives of AstraZeneca to provide the Company Board’s feedback that Proposal 1 presented inadequate value to Company stockholders, but that the Company Board had authorized Company management to continue discussions with AstraZeneca regarding the potential value of the Company and its assets.
On October 11, 2023, Mr. Simpson and a representative of AstraZeneca met in Boston, Massachusetts to engage in further discussions, including regarding each party’s respective views on the Company’s potential value and the underlying assumptions made by AstraZeneca when preparing its offer to acquire the Company.
On October 12, 2023, Mr. Simpson and other members of Company management met with representatives of AstraZeneca to further discuss AstraZeneca’s strategic interest, including AstraZeneca’s clinical development plan(s), the underlying assumptions made by AstraZeneca when preparing its offer and the value of opportunities presented by the Company’s platform and progress made with IVX-A12.
On the same day, representatives of Party D contacted members of Company management to notify the Company that they were no longer interested in pursuing a strategic transaction with the Company given the significant capital that would be required of them to fund IVX-A12 continued development.
On October 17, 2023 and October, 20, 2023, Party B representatives met with members of Company management to discuss the Company’s clinical development plan for IVX-A12 as well as other programs in the Company’s pipeline. Following such discussions, Party B representatives did not confirm interest in moving forward with any partnership opportunity with the Company at this time.
On October 18, 2023, Party C representatives met with members of Company management to discuss the IVX-A12 Phase 1 Data. Following this discussion, Party C representatives did not confirm interest in moving forward with any partnership opportunity with the Company at this time.

On October 23, 2023, representatives of AstraZeneca contacted Mr. Simpson and other members of Company management to preview and discuss the terms of a forthcoming revised offer letter. Following this discussion, representatives of AstraZeneca delivered to Mr. Simpson a second written non-binding offer (“Proposal 2”) to acquire the Company at an increased price of $14.00 per share in upfront cash, plus a $6.00 CVR payable upon the achievement of the same milestones proposed in Proposal 1. The upfront consideration of $14.00 per share reflected a 134% premium to the Company’s closing stock price on October 23, 2023 of $5.98 per share.
On October 25, 2023, the Company Board met, with Company management and representatives of each of Centerview and Latham in attendance. Management reviewed Proposal 2 and provided an update on communications with AstraZeneca since the last meeting. Representatives of Centerview reviewed with the Company Board a preliminary financial analysis with respect to the market and Proposal 2, including the value of the CVR, and discussed with the Company Board management’s Financial Projections and the material assumptions included therein, which are summarized in the section below captioned “Certain Unaudited Prospective Financial Information.” The Company Board then discussed with management and its advisors Proposal 2 in further detail, other potential strategic parties that could be interested in a potential strategic transaction (taking into account discussions the Company had with a number of potential parties in the partnership discussions described above) and strategic alternatives to a transaction, including remaining as a standalone company with the need to raise extraordinary additional capital to continue to fund IVX-A12 development. At the conclusion, the Company Board determined that the upfront payment and milestones proposed in Proposal 2 were still inadequate, but authorized Company management to continue to participate in further discussions with AstraZeneca to request that (i) the upfront cash amount be increased and (ii) the CVR become payable solely upon regulatory approval of IVX-A12. The Company Board also approved the Financial Projections prepared by Company management and directed Centerview to conduct outreach to Party A and Party B, with the purpose of determining whether such parties had an interest in discussing a potential strategic transaction with the Company.
On October 26, 2023, representatives of Centerview contacted representatives of Party A to determine their interest in pursuing a potential strategic transaction with the Company. On October 27, 2023, Party A representatives stated that they were not interested in pursuing a potential strategic transaction with the Company.
On October 30, 2023, representatives of Centerview contacted representatives of Party B to determine their interest in pursuing a potential strategic transaction with the Company. On November 2, 2023, Party B representatives stated that they were not interested in pursuing a potential strategic transaction with the Company.
On October 30, 2023, Mr. Simpson and members of Company management met with representatives of AstraZeneca to provide the Company Board’s feedback that the upfront payment and milestones proposed in Proposal 2 were still inadequate. The parties discussed underlying assumptions, opportunity value and rationale for increasing the upfront payment and revising the CVR to become payable solely upon regulatory approval of IVX-A12.
On November 1, 2023, a representative of Centerview met with representatives of Party C at a previously scheduled meeting. Party C representatives subsequently informed Centerview that they were not interested in pursuing a potential strategic transaction with the Company.
On November 2, 2023, representatives of AstraZeneca contacted Mr. Simpson and members of Company management to preview and discuss the terms of a forthcoming revised offer letter. Following this discussion, representatives of AstraZeneca delivered to Mr. Simpson a third written non-binding offer (“Proposal 3”) to acquire the Company at an increased price of $14.50 per share in upfront cash, plus a $5.50 CVR payable upon the achievement of one milestone: regulatory approval by the FDA of IVX-A12 for active immunization for the prevention of lower respiratory tract disease caused by RSV and hMPV in adults 60 years of age and older. The upfront consideration of $14.50 per share reflected a 120% premium to the Company’s closing stock price on November 2, 2023 of $6.60 per share.
On November 5, 2023, the Company Board met, with Company management and representatives of each of Centerview and Latham in attendance. Management provided an update on discussions to date with AstraZeneca and reviewed the terms of Proposal 3. Representatives of Centerview then reviewed market information, the terms of Proposal 3 in further detail including the CVR; updated the Company Board on discussions with Party A, Party B and Party C, noting that each had declined to engage further; and reviewed with the Company Board and management other strategic parties with a potential interest in the Company that had engaged with the Company previously and declined and discussed whether there were other strategic parties the Company should engage with. At the conclusion of the meeting, the Board, after discussion with management and Centerview, determined there were no other strategic parties likely to provide terms competitive with AstraZeneca and authorized Company management to continue to participate in further discussions with AstraZeneca.
On November 7, 2023, Mr. Simpson and members of Company management met with representatives of AstraZeneca to provide the Company Board’s feedback that the upfront payment proposed in Proposal 3 was still inadequate. The parties discussed underlying assumptions, opportunity value and rationale for increasing the upfront payment.
On November 8, 2023, representatives of AstraZeneca contacted Mr. Simpson to preview and discuss the terms of a forthcoming revised offer letter, which representatives of AstraZeneca noted was AstraZeneca’s best and final offer and conveyed that the offer would improve the upfront cash price and also simplify the milestone achievement for the CVR payment. On November 8, 2023, Representatives of AstraZeneca delivered to Mr. Simpson a fourth written non-binding offer (“Proposal 4”) to acquire the Company at a greater upfront cash payment of $15.00 per share, plus a $5.00 CVR payable upon the achievement of one milestone: regulatory approval by the FDA of a combination vaccine for active immunization for the prevention of lower respiratory tract disease caused by RSV and at least one of hMPV or human parainfluenza virus 3 (“PIV3”) in adults 60 years of age and older, with such vaccine utilizing the Company’s intellectual property to the extent controlled by the Company prior to its acquisition by AstraZeneca, further details of which would be discussed and agreed in the definitive agreements. The upfront consideration of $15.00 per share reflected a 104% premium to the Company’s closing stock price on November 8, 2023 of $7.37 per share. AstraZeneca expressed that Proposal 4 was AstraZeneca’s best and final offer to acquire the Company.
Following receipt of Proposal 4 on November 8, 2023, the Company Board met, with Company management and representatives of each of Centerview and Latham in attendance. Management updated the Company Board on discussions regarding Proposal 4 and reviewed its terms, including the CVR, and the improvement in value over the course of discussions with AstraZeneca. During this meeting, the Company Board also reviewed Centerview’s disclosure regarding Centerview’s prior relationships with the Company, AstraZeneca or any other party that may be involved in the Transaction, as further discussed below under the section entitled “Opinion of the Company’s Financial Advisor”. After discussing market conditions, timing of a transaction in conjunction with the upcoming IVX-A12 Phase 2 Data readout, other parties that had declined to participate in discussions and the other potential strategic alternatives that might be available, the Company Board authorized Company management to provide due diligence information through a virtual data room to AstraZeneca’s representatives and advisors and deliver a draft merger agreement and CVR agreement, each containing customary terms, to AstraZeneca.
On November 14, 2023, the Company reported financial results for the third quarter ended September 30, 2023 and provided a corporate update which included, among other things, the Company’s cash balance and expected timing for reporting topline interim results for the Company’s Phase 2 study for IVX-A12, which the Company noted was on track to be reported by the end of 2023. The Company also noted it had completed the candidate selection milestones but would not be pursuing the development of SARS-CoV-2 and influenza programs.
On November 14, 2023, the Company and AstraZeneca UK executed a first amendment to the Transaction NDA, which included a standstill obligation of AstraZeneca UK and its affiliates for the benefit of the Company. Following execution of such amendment, the Company granted AstraZeneca access to comprehensive due diligence materials in the Company’s data room, and over the course of the following weeks, management and advisors of each of the Company and AstraZeneca discussed and exchanged additional due diligence information. The Company also organized a number of due diligence calls among the parties and their advisors to discuss numerous diligence matters.

On the same day, representatives of Latham provided to representatives of AstraZeneca’s outside legal counsel, Freshfields Bruckhaus Deringer US LLP (“Freshfields”), a draft of the Merger Agreement. The draft provided for, among other things, Parent to acquire the Company via a tender offer, Parent’s obligation to do everything necessary to obtain antitrust clearances and a customary “fiduciary out” enabling the Company Board to entertain potential alternative, unsolicited offers following entry into the Merger Agreement (with a termination fee equal to 2% of the enterprise value of the Company, which fee would be payable by the Company to Parent (the “Company Termination Fee”) under certain circumstances, including as a condition to the Company terminating the Merger Agreement to accept a superior acquisition proposal).
On November 18, 2023, Mr. Soriot contacted Mr. Simpson to reiterate AstraZeneca’s commitment to the transaction and developing vaccines and also shared his vision on how to utilize the Company’s technology.
On November 22, 2023, representatives of Latham provided to representatives of Freshfields a draft of the CVR Agreement, which required Parent to act in good faith and use commercially reasonable efforts to achieve the milestone required for the CVR to become payable. The draft defined the milestone as FDA approval of (i) IVX-A12 or any vaccine incorporating IVX-A12 or (ii) any vaccine covered by any Company intellectual property rights for use in the prevention of (a) any disease or condition caused by RSV and (b) any disease or condition caused by at least one of (x) hMPV or (y) PIV3, and in each case of the foregoing (a) and (b), in an older adult population (by way of example, in adults 60 years of age or older or 65 years of age or older), regardless of whether such product has FDA approval as a combination product for use in the prevention of additional disease or conditions beyond those recited in the foregoing clauses (a) and (b). The draft did not include a sunset date on milestone achievement.
Between November 22, 2023 and December 7, 2023, members of management and advisors of the Company and AstraZeneca engaged in numerous discussions regarding diligence matters regarding clinical and non-clinical programs, manufacturing and supply, regulatory, intellectual property, finance, legal matters, human resources and employee matters and business development matters.
On November 26, 2023, the Company and AstraZeneca UK executed a second amendment to the Transaction NDA, which included an acknowledgement of certain data protection laws.
On November 27, 2023, representatives of Freshfields provided to representatives of Latham a revised draft of the Merger Agreement. The draft retained a tender offer structure and provided for, among other things, the Company to obtain executed Tender and Support Agreements concurrently with the execution of the Merger Agreement from RA Capital Management, L.P. and Qiming U.S. Healthcare Fund II, L.P., two of the Company’s significant stockholders with representatives on the Company Board (the “Supporting Stockholders”), the removal of Parent’s obligation to litigate or accept certain remedies to obtain antitrust clearances unless the effect of such remedies on the Company falls below a certain materiality threshold determined by fair market value, and an increase in the value of the Company Termination Fee to 3.75% of the fully diluted equity value of the Company determined at the Offer Price. A draft of the Tender and Support Agreement was not provided at this time.
On November 29, 2023, representatives of Freshfields provided to representatives of Latham a revised draft of the CVR Agreement, which revised the definition of the milestone to expressly require that FDA approval follow the occurrence of (i) demonstration of noninferior immunogenicity for the Company’s product as compared to an RSV vaccine that has received FDA approval in an older adult population that shall include adults 60 years of age and older in a Phase 3 clinical trial and (ii) demonstration of no interference in the immune response to any of the antigens contained in both the Company’s product and an influenza vaccine that has received FDA approval concomitantly administered in a Phase 3 clinical trial (clause (i) and (ii), collectively, the “Phase 3 Data Requirements”). The draft provided that the sunset date on milestone achievement would be January 1, 2029.
On December 1, 2023, representatives of Freshfields provided to representatives of Latham a draft of the Tender and Support Agreement, which provided that the Supporting Stockholders would agree to tender their Shares in the Offer in support of the transaction between the Company and AstraZeneca.

On December 2, 2023, the Company Board met, with Company management and representatives of each of Centerview and Latham in attendance. Management began by providing an update on discussions with AstraZeneca and the Company’s upcoming IVX-A12 Phase 2 Data readout, as well as discussing the process for internal review and disclosure, various possible scenarios, and concluded by proposing to have another meeting after those results were available for review and assessment, including what, if any, effect the IVX-A12 Phase 2 Data readout may have with respect to the proposed strategic transaction with AstraZeneca. Representatives of Latham then reviewed with the Company Board the fiduciary duties and legal obligations of the Company Board to the Company and the Company’s stockholders in considering a potential sale of the Company and provided an update on the key open issues in the Merger Agreement and CVR Agreement.
On December 3, 2023, representatives of Latham provided to representatives of Freshfields a revised draft of the Merger Agreement. The draft provided for, among other things, the inclusion of a reverse termination fee equal to double the value of the Company Termination Fee, payable by Parent to the Company (the “Parent Termination Fee”) under certain circumstances relating to the termination of the Merger Agreement as a result of failure to obtain antitrust clearances, and the rejection of Parent’s proposal with respect to the value of the Company Termination Fee, noting that the value was subject to further discussion between the Company and Parent and would equal a to-be-determined percentage of the equity value of the Company at the Offer Price pending resolution of all other outstanding key issues in the transaction documents.
Between December 3, 2023 through December 6, 2023, Mr. Simpson and members of Company management had several discussions with representatives of AstraZeneca to discuss the terms of the milestones required to be achieved for the CVR to become payable under the CVR Agreement. AstraZeneca management expressed a desire to bifurcate the milestone into two milestones, with one milestone being tied to FDA approval and the other milestone being tied to net sales in the European Union, United Kingdom and Canada. AstraZeneca management also requested that the Phase 3 Data Requirements be expressly stated in the milestone related to FDA approval.
On December 4, 2023, the Company Board met, with Company management and representatives of each of Centerview and Latham in attendance. Company management presented an analysis of the IVX-A12 Phase 2 Data readout. Company management noted that the topline interim safety and immunogenicity data were generally consistent with the previously reported IVX-A12 Phase 1 Data readout and did not impact management’s projections set forth in the Financial Projections or the material assumptions included therein, which had already incorporated Company management’s expectations of the IVX-A12 Phase 2 Data, which are summarized in the section below captioned “Certain Unaudited Prospective Financial Information” or the valuation analysis conducted by Centerview. Company management noted that AstraZeneca’s position was that it would make a decision as to whether or not to continue pursuing a proposed acquisition of the Company following AstraZeneca’s review of the IVX-A12 Phase 2 Data readout. Company management indicated that, based on prior discussions with AstraZeneca senior management, they viewed confirmatory results as a likely indicator for AstraZeneca to move forward with the proposed acquisition of the Company. Company management noted that the Company expected to publicly announce the IVX-A12 Phase 2 Data readout the following week after completing their analysis, which could be concurrent with the announcement of the execution of the Merger Agreement. In consultation with Company management and its advisors, and after considering among other things, market conditions, the risks of remaining a standalone company, the IVX-A12 Phase 2 Data readout and the strategic alternatives available to the Company, the Company Board determined to continue to move forward with AstraZeneca at the Offer Price with the best terms available. Representatives of Latham then provided an update on the key open issues in the Merger Agreement and CVR Agreement, including a summary of AstraZeneca’s proposal to bifurcate the milestone into two milestones, with one milestone being tied to FDA approval and the other milestone being tied to net sales in the European Union, United Kingdom and Canada. The Company Board determined that the proposed bifurcated milestone structure was acceptable and instructed Company management to continue to work with AstraZeneca management to finalize the terms of the Merger Agreement, CVR Agreement and other transaction documents.
On the same day, representatives of Latham provided to representatives of Freshfields a revised draft of the Tender and Support Agreement after obtaining feedback from the Supporting Stockholders.

On December 5, 2023, Company management shared the IVX-A12 Phase 2 Data readout with AstraZeneca. Following review of such results, representatives of AstraZeneca contacted Mr. Simpson and confirmed that AstraZeneca’s determination was that the data was confirmatory and sufficiently acceptable to warrant AstraZeneca continuing to move forward with the proposed acquisition of the Company.
On the same day, following instruction from Company management, representatives of Latham provided to representatives of Freshfields a revised draft of the CVR Agreement, which removed the Phase 3 Data Requirements from the definition of the milestone and extended the sunset date on milestone achievement to the eight-year anniversary of the Effective Time.
On December 6, 2023, following instruction from Company management, representatives of Latham provided to representatives of Freshfields a further revised draft of the CVR Agreement, which extended the sunset date on milestone achievement to the ten-year anniversary of the Effective Time and bifurcated the milestone into two milestones: (i) $4.00 per share payable upon FDA approval of a Company product for use in the prevention of (a) any disease or condition caused by RSV and (b) any disease or condition caused by at least one of (x) hMPV or (y) PIV3, and in each case of the foregoing (a) and (b), in an older adult population (by way of example, in adults 60 years of age or older or 65 years of age or older), regardless of whether such Company product had FDA approval as a combination product for use in the prevention of additional other diseases or conditions beyond those recited in the foregoing clauses (a) and (b) (the “FDA Approval Milestone”) and (ii) $1.00 per share payable upon the first achievement of two hundred million U.S. dollars (U.S. $200,000,000) of cumulative net sales of all Company products in the aggregate in the European Union, United Kingdom and Canada during the ten year period following the Effective Time (the “Net Sales Milestone”).
On December 7, 2023, representatives of AstraZeneca contacted Mr. Simpson to review the remaining key open issues to be negotiated in the Merger Agreement and CVR Agreement, which included the value of the Company Termination Fee and Parent Termination Fee, the proposal for Company key executives to enter into restrictive covenant agreements and the sunset dates for the milestones set forth in the CVR Agreement. On the same day, representatives of Freshfields provided to representatives of Latham revised drafts of the Merger Agreement, the CVR Agreement and the Tender and Support Agreement. The draft of the Merger Agreement proposed that the Company Termination Fee equal 3.5% of the fully diluted equity value of the Company calculated at the upfront consideration instead of the full Offer Price and reduced the Parent Termination Fee to a value equal to the Company Termination Fee. The draft of the Merger Agreement also proposed that certain key executives enter into restrictive covenant agreements concurrently with the execution of the Merger Agreement. The draft of the CVR Agreement shortened the sunset date on milestone achievement for both the FDA Approval Milestone and the Net Sales Milestone to the six-year anniversary of the Effective Time.
On December 8, 2023, the Company Board met, with Company management and representatives of each of Centerview and Latham in attendance. Company management provided an update on discussions with AstraZeneca and representatives of Latham reviewed the Company Board’s fiduciary duties, discussed regulatory matters and provided an update on the key open issues in the Merger Agreement and CVR Agreement. The Company Board instructed Company management to continue to work with AstraZeneca to finalize the Merger Agreement, the CVR Agreement and the other transaction documents.
On the same day, representatives of Latham and representatives of Freshfields held a meeting to discuss the open issues in the Merger Agreement and the CVR Agreement.
On December 9, 2023, members of Company management discussed the remaining key open issues to be negotiated in the Merger Agreement and CVR Agreement with members of AstraZeneca management, which included the sunset dates for the milestones set forth in the CVR Agreement. Representatives of AstraZeneca contacted Mr. Simpson to inform him that the board of directors of AstraZeneca had approved the proposed acquisition of the Company on December 8, 2023, subject to resolution of the remaining key issues in the transaction documents.
On the same day, representatives of Latham provided to representatives of Freshfields revised drafts of the Merger Agreement and the CVR Agreement. The draft of the Merger Agreement proposed that the Company Termination Fee equal 3.0% of the fully diluted equity value of the Company calculated at the upfront consideration and increased the Parent Termination Fee to a value equal to double the Company Termination Fee. The draft of the Merger Agreement also rejected the requirement for certain key executives to enter into restrictive covenant agreements. The draft of the CVR Agreement bifurcated the sunset date on milestone achievement such that the FDA Approval Milestone expired on the six-year anniversary of the Effective Time and the Net Sales Milestone expired on the eight-year anniversary of the Effective Time.
On December 10, 2023, representatives of Latham provided to representatives of Freshfields a revised draft of the Tender and Support Agreement, which reflected further feedback from the Supporting Stockholders. Later that day, representatives of Freshfields provided to representatives of Latham revised drafts of the Merger Agreement, the CVR Agreement and the Tender and Support Agreement.
On the morning of December 11, 2023, representatives of the Company, AstraZeneca, Latham and Freshfields negotiated the remaining key terms in the draft Merger Agreement and CVR Agreement. The Company and AstraZeneca came to an agreement for the Company Termination Fee to equal 3.25% of the fully diluted equity value of the Company calculated at the upfront consideration and for the Parent Termination Fee to equal 1.75x of the Company Termination Fee. The Company and AstraZeneca agreed that the sunset date for the Net Sales Milestone would expire on the seven-year anniversary of the Effective Time. Following such meetings, representatives of Latham and Freshfields worked together to finalize the remaining outstanding issues in the drafts and prepared final drafts of the Merger Agreement, CVR Agreement and Tender and Support Agreement that reflected the key terms that had been agreed between the parties.
On December 11, 2023, the Company Board held a meeting to discuss the final terms of the Merger Agreement and CVR Agreement, with Company management and representatives of each of Centerview and Latham in attendance. At this meeting, representatives of Centerview reviewed with the Company Board Centerview’s financial analysis of the Offer Price and Merger Consideration, and rendered to the Company Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated such date that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the Offer Price and the Merger Consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For more information about the opinion of Centerview, see below under the captions “Opinion of the Company’s Financial Advisor”. Following the delivery of the opinion of Centerview, representatives of Latham made a presentation to the Company Board regarding the terms of the Merger Agreement, CVR Agreement, Tender and Support Agreement and other legal matters, including fiduciary duties and the timing for the transaction. For more information regarding the terms of the Merger Agreement, CVR Agreement and Tender and Support Agreement, see the section titled “Arrangements with Merger Sub and Parent — Merger Agreement” and “Arrangements with Merger Sub and Parent — Contingent Value Rights Agreement” and “Arrangements with Merger Sub and Parent — Tender and Support Agreements”. After the presentation by Latham, the Company Board continued to discuss the potential transaction with AstraZeneca, the Company’s various alternatives (including whether to continue to operate the business on a standalone basis) and the reasons that the Company Board determined that the proposed transaction with AstraZeneca, the Merger Agreement, the CVR Agreement, the Tender and Support Agreement and other transactions contemplated thereby were advisable and in the best interests of the Company and its stockholders. For more information concerning the factors that the Company Board considered, see the section titled “Background and Reasons for the Company Board’s Recommendation — Reasons for the Recommendation of the Company Board.”
Following that discussion, the Company Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company and its stockholders, and declared it advisable for the Company to enter into the Merger Agreement; (ii)approved, adopted and declared advisable the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained therein; and (iii) subject to the terms and conditions set forth in the Merger Agreement, recommended that the stockholders of the Company accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

Later during the evening on December 11, 2023, following the Company Board’s approval of the Merger Agreement (including the form of the CVR Agreement and the form of Tender and Support Agreement), and transactions contemplated thereby, the Company, Parent and Merger Sub executed and delivered the Merger Agreement (which included as an exhibit the form of the CVR Agreement) and Parent and each Supporting Stockholder executed and delivered a Tender and Support Agreement. Thereafter, on December 12, 2023, in the early hours of the day in New York and London, before the opening of the markets in the United States and United Kingdom, the Company issued a press release announcing the IVX-A12 Phase 2 Data readout (the “IVX-A12 Phase 2 Data Press Release”). Immediately following the IVX-A12 Phase 2 Data Press Release, the Company and AstraZeneca each issued their respective press releases announcing the execution and delivery of the Merger Agreement.
Reasons for the Recommendation of the Company Board
In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer, the Company Board consulted with the Company’s senior management and the Company’s financial advisor, Centerview, and considered and analyzed a wide and complex range of factors as discussed below. The Company Board also consulted with Latham regarding the Company Board’s fiduciary duties, legal due diligence matters and the terms and conditions of the Merger Agreement and related agreements. Based on these consultations, considerations and analyses, including the factors discussed below, the Company Board concluded that entering into the Merger Agreement with Parent would yield the highest value reasonably available to the Company’s stockholders and would be fair to, and in the best interests of, the Company and the holders of Shares.
The Company Board believed that the following material factors and benefits supported its unanimous determinations and recommendation:
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Premium to Market Price.   The Company Board reviewed historical market prices, volatility and trading information with respect to the Shares, including the fact that the upfront Offer Price (excluding the CVR) represented a premium of approximately 43% over the closing price per share of the Shares on the Nasdaq Global Select Market on December 11, 2023, the last trading day prior to the announcement of the Merger Agreement, and a premium of approximately 73% over the 60-trading day volume weighted average price per share prior to signing the Merger Agreement. Combined, the upfront Offer Price and maximum potential CVR payments represent, if achieved, a 91% premium over the closing price per share of the Shares on the Nasdaq Global Select Market on December 11, 2023, and a 130% 60-trading day volume weighted average price per share prior to signing the Merger Agreement.

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Certainty of Upfront Value.   The Company Board considered that the consideration to be received by the Company’s stockholders in the Offer and the Merger will consist of significant upfront cash, which provides liquidity and certainty of value to the Company’s stockholders. Taking into account the various risks that the Company would face by remaining independent and pursuing its current business and financial plans, the Company Board believed that this certainty of value was compelling compared to the uncertain long-term value creation potential of the Company’s business.

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Opportunity to Realize Additional Value through the CVR with AstraZeneca.   The Company Board considered the fact that, in addition to the Closing Amount, the Company’s stockholders have an opportunity to realize additional value if the milestones set forth in the CVR Agreement are achieved within the time period described therein, through additional cash payments of up to $5.00 in the aggregate. The Board considered that AstraZeneca and its affiliates (i) are obligated to use commercially reasonable efforts to achieve the milestones until the applicable milestone outside dates set forth in the CVR Agreement and (ii) have extensive resources, capabilities, and experience in biopharmaceutical product late-stage development and commercialization, particularly as such experience, capabilities, and resources relate to the potential achievement of the milestones, allowing for the potential to significantly accelerate IVX-A12 regulatory approval and commercialization compared to the Company’s standalone capabilities.

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Risks Relating to Remaining a Standalone Company.   The Company Board considered the Company’s prospects and risks if the Company were to remain an independent company. The Company Board considered the Company’s current business and financial plans and current stage of development, including the risks and uncertainties associated with achieving and executing on the Company’s business and financial plans in the short- and long-term, as well as the general risks of market conditions that could reduce the price of the Shares. Among the potential risks and uncertainties identified by the Company Board were:

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the challenges associated with the Company’s need for additional capital, including the additional significant large sum of capital needed to advance IVX-A12 into the Phase 3 trial process equaling several times the Company’s market capitalization prior to the announcement of the entry into the Merger Agreement, taking into account the current financing environment for biopharmaceutical companies, the uncertainty that the Company would be able to raise sufficient cash to fund its business through to positive cash flow and the significant associated dilution that would be experienced by the Company’s stockholders if the Company were to sell significant additional common equity;

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the highly competitive landscape of the vaccine industry, including the Company’s position as a leading RSV/hMPV vaccine program with relatively limited late stage development and commercialization capability and limited capital in an environment where delay in the development process can significantly affect the value of the program derived from being first to market, and the initiation of other similar vaccine programs by certain of the Company’s competitors with significantly greater resources available to them;

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the significant risks, challenges and uncertainties associated with continued development and regulatory approval efforts with respect to IVX-A12; including the challenges associated with designing and conducting future clinical trials for IVX-A12, the outcome of which is inherently uncertain and may not support regulatory approval and the challenges associated with obtaining approvals from regulatory authorities, which can take years to complete, and the receipt of which are not guaranteed;

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the challenges and risks associated with future commercialization needs, including the need to develop marketing, sales and distribution capabilities within the U.S. and globally, along with the risks related to market acceptance and other factors affecting the revenues and profitability of biopharmaceutical product candidates generally;

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the Company’s ability to maintain patent coverage for its approved product and product candidates;

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the challenges faced by the biopharmaceutical industry, which could impact the Company, including macroeconomic trends and the fact that the industry is subject to complex regulatory and political regimes and evolving pricing environment, particularly with respect to generating revenue and profitability in light of the increasing scrutiny of pharmaceutical pricing and proposals to address the perceived high cost of pharmaceuticals;

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the challenges associated with a rapidly evolving technological environment, cyber-security and information technology risks, and operating and product-related risks, which could impact the Company;

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achieving the Company’s growth plans in light of the current and foreseeable market conditions, including the risks and uncertainties in the U.S. and global economy generally and the biopharmaceutical industry generally;

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the Company’s ability to achieve revenue growth in the future and improve profitability, and the execution risks of achieving those goals; and

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other risks and uncertainties discussed in the Company’s public filings with the SEC.

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Potential Strategic Alternatives.   The Company Board considered the possible alternatives to the proposed acquisition of the Company by AstraZeneca (including partnership opportunities), the potential benefits and risks of these alternatives to the Company and its stockholders and the timing and likelihood of effecting such alternatives. The Company Board considered the fact that a partnership or licensing strategy for IVX-A12 could potentially lock up the Company’s leading product candidate and reduce the likelihood of near-term liquidity to shareholders that would result from a strategic acquisition of the Company. Taking into account the risks of execution as well as business, development, competitive, industry and market risks, the Company Board determined that none of the possible alternatives was reasonably likely to present superior opportunities for the Company to create greater value for the Company’s stockholders.
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Highest Value Reasonably Obtainable.   The Company Board believed that the Offer Price of $15.00 and one CVR per Share representing the right to receive up to $5.00 per Share upon the achievement of certain milestones represented the highest value reasonably obtainable for the Shares, based on the progress and outcome of the Company’s negotiations with AstraZeneca, a number of changes in the terms and conditions of the Merger Agreement that were favorable to the Company relative to the versions initially proposed by AstraZeneca, and the fact that a number of other strategic parties that had been contacted with respect to the acquisition of the Company or a potential partnership opportunity, including Party A, Party B, Party C, Party D, Party E and Party F, had not expressed the desire or ability to participate in partnership arrangements or the strategic process at this time or proposed a higher valuation. The Company Board believed, based on the Company’s negotiations with AstraZeneca and the advice of management and its advisors, that the Offer Price was the highest amount of consideration per Share that AstraZeneca was willing to pay and that the Merger Agreement contained the most favorable terms on significant points to the Company to which AstraZeneca was willing to agree.

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Speed and Likelihood of Completion.   The Company Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, including the structure of the transaction as a cash tender offer for all outstanding Shares, with the anticipated result of allowing stockholders to receive the Offer Price in a relatively short time frame, followed by the Merger, in which stockholders who do not validly exercise appraisal rights would receive the same consideration received by those stockholders who tender their Shares in the Offer. The Company Board noted that AstraZeneca would not be required to negotiate any additional financing between signing the Merger Agreement and the Acceptance Time and, instead, would fund the purchase price from immediately available cash resources. The Company Board also believed that the transaction was unlikely to be significantly delayed by antitrust review, and that the obligations of the parties under the Merger Agreement with respect to obtaining antitrust clearance would increase both the speed and likelihood of obtaining such clearance. The Company Board considered how the potential for closing within a relatively short time frame could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty inherent to the pendency of the transaction and related disruption.

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Business Reputation of AstraZeneca and Parent.   The Company Board considered the business reputation, management and financial resources of AstraZeneca and Parent with respect to the transaction. The Company Board believed that these factors supported the conclusion that a transaction with AstraZeneca and Parent could be completed relatively quickly and in an orderly manner.

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Certain Management Projections.   The Company Board considered certain financial projections for the Company prepared by the Company’s management, which reflected certain assumptions of the Company’s management. For further discussion, see the section of this Schedule 14D-9 captioned “Certain Unaudited Prospective Financial Information.”

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Review of IVX-A12 Phase 2 Data.   The Company Board considered the fact that the IVX-A12 Phase 2 Data readout was generally consistent with the previously announced IVX-A12 Phase 1 Data readout. After consultation with Company management and its advisors, the Company Board determined that the IVX-A12 Phase 2 Data readout did not change the Company Board’s evaluation of the factors and benefits described herein that supported its unanimous determinations and recommendation to continue to move forward with AstraZeneca at the Offer Price.

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Support Agreements.   The Board considered that the Supporting Stockholders that held, in the aggregate, approximately 18.9% of the outstanding Shares as of December 11, 2023, entered into

Support Agreements obligating each of them during the term of such agreement, among other things, to tender, pursuant to the Offer, their Shares in the Offer and, subject to certain exceptions, not to transfer any of the Shares that are subject to the Support Agreements.
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Opinion of Centerview.   The Company Board considered the opinion of Centerview rendered to the Company Board on December 11, 2023, which was subsequently confirmed by delivery of a written opinion dated such date, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price and the Merger Consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below in the section entitled “Opinion of the Company’s Financial Advisor”.

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The Merger Agreement.   For the reasons noted below, the Company Board believed that the provisions of the Merger Agreement were favorable to the Company and its stockholders. In particular:

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Change in Recommendation/Termination Right.   In the event the Company receives an Acquisition Proposal from a third party that did not result from a material breach of its non-solicitation obligations under the Merger Agreement and that it determines in good faith (after consultation with its financial advisor and outside legal counsel) constitutes a Superior Proposal (each as defined in the Merger Agreement), the Company Board may, subject to certain restrictions, withdraw or change its recommendation that the stockholders tender their Shares into the Offer, or terminate the Merger Agreement, if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with the directors’ fiduciary duties under applicable law. The Company Board may also withdraw or change its recommendation that the stockholders tender their Shares into the Offer in response to certain intervening events if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with the directors’ fiduciary duties under applicable law. In order for the Company Board to withdraw its recommendation or terminate the Merger Agreement, the Company Board must first provide Parent with a right to make, and to negotiate in good faith with Parent, one or more counterproposals to revise the Merger Agreement so that such change in recommendation or termination is no longer necessary pursuant to the Company Board’s fiduciary duties under applicable law, as more fully described in the Merger Agreement. In order for the Company Board to terminate the Merger Agreement to enter into an agreement with respect to such a Superior Proposal, it must concurrently pay Parent a Company Termination Fee of $27,230,000, and the Company must also pay such fee if Parent terminates the Merger Agreement in response to a change in the recommendation of the Company Board. The Company Board concluded that such provisions were adequate to allow it to consider an alternative offer in a manner consistent with its fiduciary obligations to the Company and its stockholders.

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Company Termination Fee.   The Company Board believed that the $27,230,000 Company Termination Fee payable by the Company to Parent if the Merger Agreement is terminated under certain circumstances, and the circumstances under which such termination fee would be payable, in each case, as provided in the Merger Agreement, was reasonable, and would not unreasonably deter competing bids.

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Parent Termination Fee.   The Company Board believed that the $47,640,000 Parent Termination Fee payable by Parent to the Company under certain circumstances relating to the termination of the Merger Agreement as a result of failure to obtain antitrust clearances as provided in the Merger Agreement was reasonable, and would sufficiently compensate the Company for any transaction costs and expenses if the transaction was not able to be consummated as a result of failure to obtain antitrust clearances.

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Extension of Offer Period.   The Company Board considered that, under certain circumstances set forth in the Merger Agreement, Parent is required to extend the Offer at the request of the Company beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date.

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Outside Date.   The Company Board considered the fact that the outside date of June 11, 2024 under the Merger Agreement (on or after which either party, subject to certain exceptions, can terminate the Merger Agreement) allows for sufficient time to consummate the transactions contemplated by the Merger Agreement and may be extended to December 11, 2024 if conditions to the Offer relating to antitrust approvals, the absence of legal restraints under antitrust laws and the absence of pending legal proceedings under U.S. antitrust laws with respect to the transactions contemplated by the Merger Agreement are the only remaining conditions to the Offer to be satisfied, but also prevents the Offer from being extended for an unreasonable amount of time.

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Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing.   The Company Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions to Parent’s obligations to accept for payment and pay the Offer Price as consideration for Shares validly tendered pursuant to the Offer and to complete the Merger under the Merger Agreement, including the fact that the parties elected to have the Merger Agreement be governed by Section 251(h) of the DGCL to enable consummation of the Merger as promptly as practicable following the consummation of the Offer.

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Antitrust Obligations.   The parties must each use reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other applicable antitrust laws as promptly as practicable, subject to certain exceptions.

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Enforcement.   The Company Board considered the Company’s ability to obtain specific enforcement of Parent’s obligations under the Merger Agreement, thereby ensuring that the Company has an appropriate remedy in the event Parent were to decline to comply with their obligations under the Merger Agreement.

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Material Adverse Effect.   The Company Board considered the provision in the Merger Agreement that various changes, conditions, events, circumstances, effects, occurrences or developments related to the Company or its business, including certain regulatory and clinical matters relating to the Company’s product candidates, are specifically excluded from the determination of whether a material adverse effect has occurred that otherwise would permit Parent to elect not to consummate the Offer.

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Appraisal Rights.   The Company Board considered the fact that the stockholders that do not tender their Shares in the Offer and who properly exercise their appraisal rights under Delaware law will be entitled to such appraisal rights in connection with the Merger.

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No Financing Condition.   The Company Board considered the representation of Parent that Parent would have sufficient cash resources to pay the amounts required to be paid under the Merger Agreement and that the Offer and the Merger are not subject to a financing condition.

The Company Board also considered a variety of uncertainties and risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including, but not limited to, the following:
•
Stockholder Participation in Future Growth or Earnings Limited to CVRs.   The nature of the Offer, the Merger and the Offer Price means that the stockholders will not participate in future earnings or growth of the Company other than any payments in respect of CVRs, and will not benefit from any other appreciation in value of the Surviving Corporation.

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Risk Associated with Failure to Complete the Offer and Consummate the Merger.   The possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, (i) the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, (ii) the Company will have incurred significant transaction costs, (iii) the Company’s continuing business relationships with consultants, licensors, business partners and employees may be adversely affected, (iv)the trading price of the Shares could be adversely affected and (v) the market’s perceptions of the Company’s prospects could be adversely affected.

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Interim Restrictions on Business Pending the Completion of the Offer and the Merger.   Restrictions on the conduct of the Company’s business prior to the Effective Time due to pre-closing covenants in the Merger Agreement, whereby the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to the conduct of its business without the prior written consent of Parent, which may have a material adverse effect on the Company’s ability to respond to changing market and business conditions in a timely manner or at all.

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No Solicitation and Termination Fee.   Subject to certain exceptions, the Merger Agreement precludes the Company from soliciting alternative Acquisition Proposals (as defined in the Merger Agreement), and requires the Company to pay to Parent a Company Termination Fee in certain circumstances as described above, as well as in certain circumstances in which the Merger Agreement is terminated when an alternative proposal became publicly known prior to such termination, and the Company later enters in any agreement with respect to an alternative proposal or consummates an alternative transaction within twelve (12) months of such termination.

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Risks That the Milestone Payment Under CVRs Might Not Be Paid.   Although there is an obligation for AstraZeneca and its affiliates to use certain efforts to achieve the milestones specified in the CVR Agreement, the Company Board considered that such milestones might not be achieved at all or prior to each milestone’s respective sunset dates, which take place on the six (6) year anniversary of the Effective Date with respect to the FDA Approval Milestone and on the seven (7) year anniversary of the Effective Date with respect to the Net Sales Milestone, such that no payment would be made with respect to any CVRs.

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Effects of Transaction Announcement.   The effect of the public announcement of the Merger Agreement, including the potential impacts on the Company’s ongoing business relationships and the Company’s ability to attract and retain key management and scientific and research personnel during the pendency of the transactions contemplated by the Merger Agreement, as well as the likelihood of litigation in connection with the Merger.

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Timing Risks.   The amount of time it could take to complete the Offer and the Merger, including the risk that Parent may not receive the necessary regulatory approvals or clearances to complete the Offer or the Merger, or that governmental authorities could attempt to condition their approvals or clearances of the Offer or the Merger on one or more of the parties’ compliance with certain burdensome terms or conditions which may cause one or more of the Offer conditions not to be satisfied.

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Taxable Consideration.   The gains from the consideration to be received by the stockholders in the Offer and the Merger will generally be taxable to the stockholders for U.S. federal income tax purposes.

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Other Interests.   The possibility that the Company’s officers and directors may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the Company’s other stockholders.

The foregoing discussion of the information and factors considered by the Company Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the Company Board in reaching its conclusions and recommendation in relation to the Offer, the Merger, the Merger Agreement, the CVR Agreement and the transactions proposed thereby. In view of the wide variety of reasons and factors considered and the complexity of these matters, the Company Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Company Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Company Board conducted an overall analysis of the factors and reasons described above and determined in its business judgment that, in the aggregate, the potential benefits of the Offer and the Merger to the stockholders of the Company outweighed the risks or potential negative consequences.
Certain Unaudited Prospective Financial Information
The Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. However, Company management regularly prepares internal financial forecasts regarding its future operations for subsequent fiscal years. In connection with its ongoing evaluation of its business and the Company Board’s evaluation of the transactions contemplated by the Merger Agreement, Company management prepared and reviewed with the Company Board certain unaudited prospective financial information of the Company described below to capture the full projected value of the Company’s business, for the fiscal years 2024 through 2042 (such financial projections, the “Financial Projections”). Company management provided the Financial Projections to Centerview for purposes of their financial analysis and opinion.
To give the Company’s stockholders access to certain nonpublic information that was available to the Company Board at the time of the Company Board’s evaluation of the transactions contemplated by the Merger Agreement and CVR Agreement, we have included the Financial Projections below. The Financial Projections were developed by Company management assuming continued standalone operation and did not give effect to any changes or expenses as a result of the transactions contemplated by the Merger Agreement and CVR Agreement. The Financial Projections were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the guidelines established by American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or U.S. generally accepted accounting principles (“GAAP”). The Company’s independent registered public accounting firm has not compiled, examined, audited or performed any procedures with respect to the Financial Projections, and has not expressed any opinion or any other form of assurance on this information or its achievability. The Financial Projections include non-GAAP financial measures, including the estimates of Earnings Before Interest Expenses and Taxes (“EBIT”) and Unlevered Free Cash Flow included in the Financial Projections. Company management included such measures in the Financial Projections because it believed that such measures may be useful in evaluating, on a prospective basis, the potential operating performance and cash flow of the Company. These non-GAAP measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures such as those used in the Financial Projections may not be comparable to similarly titled amounts used by other companies or persons. The SEC rules, which otherwise would require a reconciliation of a non-GAAP measure to a GAAP measure, do not apply to non-GAAP measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction such as the proposed transaction if the disclosure is included in a document such as this Schedule 14D-9. Accordingly, the Company has not provided any such reconciliations.
The inclusion of the Financial Projections in this Schedule 14D-9 should not be regarded as an indication that the Company Board, the Company, Centerview, Parent, Merger Sub, any of their affiliates or any director, officer, or employee of the foregoing, or any other recipient of this information considered, or now considers, the Financial Projections to be a reliable prediction of future results or any actual future events. None of the Company, Centerview, Parent, Merger Sub, any of their respective affiliates, or any director, officer, or employee of the foregoing intends to, and each of them disclaims any obligations to, update, revise or correct the Financial Projections if they are or become inaccurate (in the long term or the short term), except as may be required by applicable laws.
The Company’s actual future financial results may differ materially from those expressed or implied in the Financial Projections due to numerous factors, including many that are beyond our ability to control or predict. We cannot assure you that any of the Financial Projections will be realized or that the Company’s future financial results will not materially vary from the Financial Projections. Furthermore, while presented with numerical specificity, the Financial Projections necessarily are based on numerous assumptions, many of which are beyond our control and are difficult to predict, including general business, economic, regulatory, market and financial conditions, as well as matters specific to our business, such as future business initiatives and changes to our business model for which we have no historical financial data, which assumptions may not prove to have been, or may no longer be, accurate. The Financial Projections do not take into account any circumstances or events occurring after the date they were prepared, including the December 11, 2023 announcement of the transactions contemplated by the Merger Agreement and the CVR Agreement or subsequent integration planning activities, and have not been updated since their respective dates of preparation. In addition, the Financial Projections do not take into account any adverse effects that may arise out of the termination of the transactions contemplated by the Merger Agreement and the CVR Agreement, and should not be viewed as accurate or continuing in that context.

The Financial Projections were prepared in the context of the business, economic, regulatory, market and financial conditions that existed at that time, and the Financial Projections have not been updated to reflect changes in such conditions, revised prospects for our business or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the Financial Projections were prepared. The Financial Projections cover many years, and such information by its nature becomes less reliable with each successive year. The Financial Projections should not be utilized as public guidance and will not be provided in the ordinary course of our business in the future.
The inclusion of the Financial Projections below should not be deemed an admission or representation by the Company, Centerview, Parent, Merger Sub or any of their respective affiliates with respect to such Financial Projections or that the Financial Projections included are viewed by the Company, Centerview, Parent, Merger Sub or any of their respective affiliates as material information regarding the Company. The Company views any utility of the Financial Projections as limited by the inherent risks and uncertainties associated with such Financial Projections.
The information from the Financial Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in our public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the Financial Projections, stockholders are cautioned not to place undue, if any, reliance on the Financial Projections included in this Schedule 14D-9, including in making a decision as to whether to tender their Shares in the Offer.
Various judgments and assumptions were made when preparing the Financial Projections, including, among others: (1) revenue estimates based on various assumptions, including with respect to addressable patient population and age groups, United States and ex-United States commercial launch years, market penetration, time to peak sales, peak sales, inflationary factors, pricing, exclusivity, and potential outcomes with respect thereto for the commercialization of IVX-A12 post Phase 2 Data Results and other pre-clinical assets, (2) the probability of success in obtaining regulatory approval of IVX-A12 and other pre-clinical assets, (3) assumptions with respect to cost of goods sold and estimated sales, marketing and distribution expenses, (4) estimated royalty expenses payable by the Company based on the terms of the Company’s existing relationships, (5) variable research and development expenses estimated based on the phase of each product candidate’s development and launch, (6) estimated benefits of the Company’s federal net operating losses of approximately $76 million as of December 31, 2022 and estimated future losses, (7) the impact of future equity raises expected to be conducted, and (8) other corporate and general and administrative expenses generally.
	Fiscal Year Ended December 31,
(in $ millions)	2024	2025	2026	2027	2028	2029	2030
Total Net Revenue	$—	$—	$—	$—	$53	$205	$403
Gross Profit	$—	$—	$—	$—	$47	$184	$363
EBIT(1)	$(153)	$(221)	$(208)	$(235)	$(211)	$(140)	$(11)
Unlevered Free Cash Flow(2)	$(147)	$(218)	$(204)	$(235)	$(216)	$(155)	$(31)
	Fiscal Year Ended December 31,
(in $ millions)	2031	2032	2033	2034	2035	2036	2037
Total Net Revenue	$734	$1,027	$1,310	$1,226	$1,255	$1,257	$1,329
Gross Profit	$660	$924	$1,179	$1,104	$1,129	$1,131	$1,196
EBIT	$316	$604	$851	$761	$795	$786	$844
Unlevered Free Cash Flow(2)	$216	$448	$644	$610	$625	$620	$660
	Fiscal Year Ended December 31,
(in $ millions)	2038	2039	2040	2041	2042
Total Net Revenue	$1,402	$1,477	$1,538	$1,600	$1,653
Gross Profit	$1,262	$1,329	$1,384	$1,440	$1,487
EBIT(1)	$897	$951	$994	$1,038	$1,076
Unlevered Free Cash Flow(2)	$701	$744	$779	$814	$845

(1)
“EBIT” means earnings before interest and taxes, and refers to Gross Profit less operating expenses, including research and development, sales and marketing and general and administrative expenses.

(2)
At the direction of Company management, Centerview calculated “Unlevered Free Cash Flow”. “Unlevered Free Cash Flow” means EBIT less tax expenses (if profitable and excluding the impact of NOL usage), plus depreciation and amortization, less capital expenditures, and plus/less changes in net working capital. Stock-based compensation expense is treated as a cash expense.

The Financial Projections are forward-looking statements. For information on factors that may cause the Company’s future results to materially vary, see “Item 8. Additional Information — Cautionary Statement Regarding Forward-Looking Statements.”
Opinion of the Company’s Financial Advisor
The Company retained Centerview as financial advisor to the Company Board in connection with the proposed transaction contemplated by the Merger Agreement (the “Transaction”). In connection with this engagement, the Company Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than (i) Shares owned by Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent, or by the Company and (ii) Shares that are held by stockholders of the Company who have properly exercised their respective demand for and not effectively withdrawn nor lost their rights to, appraisal pursuant to Section 262 of the DGCL with respect to such Shares (the Shares referred to in clauses (i) and (ii) together with any Shares held by any affiliate of Parent, collectively, “Excluded Shares”)) of the Offer Price and the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. On December 11, 2023, Centerview rendered to the Company Board its oral opinion, subsequently confirmed in a written opinion dated such date, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price and the Merger Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.
The full text of Centerview’s written opinion, dated December 11, 2023, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex I and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety to the full text of Centerview’s written opinion attached as Annex I. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Offer Price and the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transaction and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transaction or any other matter.
The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.
In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:
•
a draft of the Merger Agreement, dated as of December 10, 2023 and a draft of the form of the CVR Agreement attached thereto (the “Draft Agreements”);

•
Annual Reports on Form 10-K of the Company for the years ended December 31, 2021 and December 31, 2022;

•
certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•
certain publicly available research analyst reports for the Company;

•
certain other communications from the Company to its stockholders; and

•
certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company and the probability of achieving the applicable milestones under the CVR Agreement prepared by Company management and furnished to Centerview by the Company for purposes of Centerview’s analysis (the “Management Case Forecasts,” and, collectively, the “Internal Data”).

Centerview also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data, and conducted such financial studies and analyses and took into account such information as Centerview deemed appropriate.
Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Company’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Company’s direction, that the Internal Data (including, without limitation, the Management Case Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Centerview relied, at the Company’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview assumed, at the Company’s direction, that the final executed Merger Agreement and CVR Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Agreements reviewed by Centerview. Centerview also assumed, at the Company’s direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement and the CVR Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.
Centerview’s opinion expressed no view as to, and did not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares) of the Offer Price and the Merger Consideration to be paid to such holders pursuant to the Merger Agreement and the CVR Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement, the CVR Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, the form or terms of the CVR with respect to transferability, illiquidity or otherwise, or any other agreements or arrangements contemplated by the Merger Agreement or the CVR Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Offer Price and the Merger Consideration to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’ written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer or otherwise act with respect to the Transaction or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.
Summary of Centerview Financial Analysis
The following is a summary of the material financial analyses prepared and reviewed with the Company Board in connection with Centerview’s opinion, dated December 11, 2023. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of the Company. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Transaction. None of the Company, Parent, Merger Sub or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Company do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 11, 2023 (the last trading day before the public announcement of the Transaction) and is not necessarily indicative of current market conditions. The implied per share equity value ranges described below were based on the Company’s fully diluted outstanding Shares calculated on a treasury stock method basis (taking into account outstanding In the Money Options and Company RSUs) based on information provided by the Company.
Analysis of Consideration
Centerview conducted an analysis of the Offer Price to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement and the CVR Agreement. Such consideration is equal, on a per Share basis, to $15.00 upfront in cash together, and not separately, with one (1) CVR, which could result in additional payments of up to $5.00 in cash upon achievement of the specified milestones, as described more fully in the section entitled, “Contingent Value Rights Agreement”. For analytical purposes, assuming that CVR holders receive an aggregate payment of $5.00 per CVR upon the achievement of the specified milestones based on the probability of success as estimated by Company management in, and at the time implied by, the Management Case Forecasts, as described under the section entitled, “The Merger —  Certain Financial Projections” and further assuming the midpoint of a range of discount rates from 13.75% to 15.75% based on Centerview’s analysis of the Company’s weighted average cost of capital, Centerview calculated an illustrative net present value for one (1) CVR of $0.89.
Solely for purposes of the financial analyses summarized below, the term “illustrative assumed per share merger consideration” refers to an aggregate assumed implied per Share value of the merger consideration of $15.89 per Share (the “Implied Consideration Value”), equal, on a per Share basis, to $15.00 upfront consideration plus the illustrative estimated net present value of the CVR of $0.89, based on the midpoint of the range of discount rates, as set forth above. However, there is no guarantee that the conditions triggering the CVR payments will be satisfied, and if triggered, when such conditions will be satisfied.
Discounted Cash Flow Analysis
Centerview performed a discounted cash flow analysis of the Company based on the Financial Projections. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.
In performing this analysis, Centerview calculated a range of equity values for shares of our common stock by (a) discounting to present value, as of December 31, 2023, using discount rates ranging from 13.75% to 15.75% (reflecting Centerview’s analysis of the Company’s weighted average cost of capital) and using a mid-year convention (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of the Company over the period beginning on January 1, 2024 and ending on December 31, 2042, utilized by Centerview based on the Financial Projections, (ii) an implied terminal value of the Company, calculated by Centerview by assuming that the Company’s unlevered free cash flows would decline in perpetuity after December 31, 2042 at a rate of free cash flow decline of 10% year-over-year and (iii) tax savings from usage of the Company’s federal net operating losses of $76 million as of December 31, 2022 and the Company’s estimated future losses, as set forth in the Financial Projections, and (b) adding to the foregoing results the Company’s estimated net cash of $192 million as of December 31, 2023, and the net present value of the estimated cost of an assumed $150 million equity raise in 2024, $750 million equity raise in 2025, $750 million equity raise in 2027 and $300 million equity raise in 2028, assuming in each case a 10% discount and 5% spread, as set forth in the Internal Data. Centerview then divided the results of the foregoing calculations by the Company’s fully-diluted Shares outstanding (determined using the treasury stock method and taking into account outstanding in the money options and restricted stock units).
This analysis resulted in the implied per Share equity value range for the Shares, rounded to the nearest $0.05, of $11.10 to $16.80. Centerview then compared this range to the Implied Consideration Value of $15.89 per Share to be paid to the holders of shares of the Company’s common stock (other than Excluded Shares) pursuant to the Merger Agreement and CVR Agreement.
Other Factors
Centerview noted for the Company Board certain additional factors solely for reference and informational purposes only, including, among other things, the following:
•
Historical Stock Trading Price Analysis.   Centerview reviewed historical closing trading prices of the Shares during the 52-week period ended December 11, 2023 (the last trading day before the public announcement of the Transaction), which reflected low and high stock closing prices for the Company during such period of approximately $3.79 to $11.51 per share.

•
Analyst Price Target Analysis.   Centerview reviewed stock price targets for the Shares in publicly available Wall Street research analyst reports as of December 11, 2023, which indicated low and high stock price targets for the Company ranging from $15.00 to $30.00 per share.

•
Precedent Premiums Paid Analysis.   Centerview performed an analysis of premiums paid in selected transactions involving publicly traded biopharmaceutical companies that Centerview, based on its experience and judgment as a financial advisor, deemed relevant to consider in relation to the Company and the Transaction, for which premium data was available. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to (i) the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction and (ii) the volume weighted average trading price of the target company’s common stock for the 30 trading days prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a premia reference range of 50% to 75% to the Company’s closing stock price on December 11, 2023 (the last trading day before the public announcement of the Transaction) of $10.49, which resulted in an implied price range of approximately $15.75 to $18.35 per Share, rounded to the nearest $0.05. Centerview also applied a premia reference range of 65% to 90% to the Company’s volume weighted average trading price during the 30 trading day period ended December 11, 2023 (the last trading day before the public announcement of the Transaction) of $9.46, which resulted in an implied price range of approximately $15.60 to $17.95 per Share, rounded to the nearest $0.05.

General
The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.
Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Company Board in its evaluation of the Transaction. Consequently, the analyses described above should not be viewed as determinative of the views of the Company Board or Company management with respect to the Offer Price and Merger Consideration or as to whether the Company Board would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between the Company and Parent and was approved by the Company Board. Centerview provided advice to the Company during these negotiations. Centerview did not, however recommend any specific amount of consideration to the Company or the Company Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.
Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, except for Centerview’s current engagement, Centerview had not been engaged to provide financial advisory or other services to the Company, and Centerview did not receive any compensation from the Company during such period. In the two years prior to the date of its written opinion, Centerview had been engaged to provide financial advisory to AstraZeneca, including in connection with its acquisition of Alexion Pharmaceuticals, Inc. in 2021, and Centerview received approximately $25 million to $30 million in aggregate compensation from AstraZeneca during such period. Centerview may provide financial advisory and other services to or with respect to the Company, AstraZeneca or Parent or their respective affiliates in the future, for which Centerview may receive compensation. Certain of (i) Centerview’s and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, AstraZeneca, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.
Intent to Tender.
To the knowledge of the Company after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such person or entity pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.
Item 5.   Persons/Assets Retained, Employed, Compensated or Used.
The Company Board selected Centerview as its financial advisor in connection with the Transaction based on Centerview’s reputation and experience. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction.
In connection with Centerview’s services as the financial advisor to the Company Board, the Company has agreed to pay Centerview an aggregate fee of approximately $21 million, $1.5 million of which was payable upon the rendering of Centerview’s opinion and approximately $19.5 million of which is payable contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.
Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company stockholders on its behalf with respect to the Transactions.
Item 6.   Interest in Securities of the Subject Company.
No transactions in the Shares have been effected during the past 60 days by the Company, or, to the Company’s knowledge after making reasonable inquiry, any of the directors, executive officers or affiliates of the Company, except for transactions in the ordinary course of business in connection with the Company’s employee benefit plans, the entry into the Tender and Support Agreements and the transactions set forth below.

Name of Person	Transaction Date	Number of Shares	Sale, Purchase or Exercise Price per Share (If Applicable)	Nature of Transaction
Cassia Cearley	December 13, 2023	8,759	$16.0053(1)	Sale pursuant to an existing Rule 10b5-1 trading plan
Adam Simpson	December 19, 2023	119,184	$0.00	Accelerated vesting of Company RSUs
Adam Simpson	December 20, 2023	62,205	$15.4571(2)	Sale to cover withholding taxes upon acceleration of Company RSUs pursuant to an existing Rule 10b5-1 trading plan
Thomas Russo	December 19, 2023	29,536	$0.00	Accelerated vesting of Company RSUs
Thomas Russo	December 20, 2023	10,753	$15.4571(2)	Sale to cover withholding taxes upon acceleration of Company RSUs pursuant to an existing Rule 10b5-1 trading plan
Cassia Cearley	December 19, 2023	29,817	$0.00	Accelerated vesting of Company RSUs
Cassia Cearley	December 20, 2023	7,934	$15.4571(2)	Sale to cover withholding taxes upon acceleration of Company RSUs pursuant to an existing Rule 10b5-1 trading plan
Niranjan Kanesa-thasan	December 19, 2023	35,364	$0.00	Accelerated vesting of Company RSUs
Niranjan Kanesa-thasan	December 20, 2023	11,884	$15.4571(2)	Sale to cover withholding taxes upon acceleration of Company RSUs pursuant to an existing Rule 10b5-1 trading plan
Thomas Russo	December 20, 2023	4,430	$15.4650(3)	Sale to cover withholding taxes upon acceleration of Company RSUs
Adam Simpson	December 21, 2023	102,574	$1.04	Exercise of Company Option pursuant to an existing Rule 10b5-1 trading plan
Adam Simpson	December 21, 2023	50,000	$15.4444(4)	Sale pursuant to an existing Rule 10b5-1 trading plan
Adam Simpson	December 21, 2023	40,000	$2.47	Exercise of Company Option
Adam Simpson	December 21, 2023	40,000	$15.4265(5)	Sale
Adam Simpson	December 21, 2023	23,343	$0.84	Exercise of Company Option

(1)
Represents the weighted average sales price per share. The shares were sold at prices ranging from $16.00 to $16.09 per share.

(2)
Represents the weighted average sales price per share. The shares were sold at prices ranging from $15.41 to $15.50 per share.

(3)
Represents the weighted average sales price per share. The shares were sold at prices ranging from $15.46 to $15.48 per share.

(4)
Represents the weighted average sales price per share. The shares were sold at prices ranging from $15.39 to $15.60 per share.

(5)
Represents the weighted average sales price per share. The shares were sold at prices ranging from $15.40 to $15.495 per share.

Item 7.   Purposes of the Transaction and Plans or Proposals.
Except as indicated in this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company; (iii) any purchase, sale or transfer of a material amount of assets of the Company; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company, and (b) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this paragraph.
Item 8.   Additional Information.
Golden Parachute Compensation.
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table below.
The table below assumes the following:
•
the Effective Time will have occurred on December 22, 2023;

•
for purposes of the amounts shown in the columns entitled “Cash” and “Perquisites/Benefits,” the employment of each named executive officer will be terminated immediately following the Effective Time without “cause” (as defined in each named executive officer’s employment agreement), entitling the named executive officer to receive severance payments and benefits under the applicable employment agreement;

•
the named executive officer’s base salary rate and target annual bonus (as a percentage of base salary) remains unchanged from that in effect as of December 22, 2023;

•
the unvested Company Options held by the named executive officers and outstanding as of December 22, 2023 will be canceled in exchange for a cash payment equal to $15.00 per share and corresponding CVR cash payments (or corresponding notional CVR cash payments in respect of Out of the Money Options) equal to $5.00, which is the maximum amount payable under each CVR (or notional CVR);

•
no named executive officer receives any additional equity grants on or prior to the Effective Time that will vest on or prior to the Effective Time; and

•
no named executive officer enters into a new agreement, amends an existing agreement or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits.

For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see the subsections of “Item 3. Past Contacts, Transactions, Negotiations and Agreements.” The amounts shown in the table below do not include the payments or benefits that would have been earned on or prior to the Effective Time, or the value of payments or benefits that are not based on or otherwise related to the Merger.

Named Executive Officer	Cash ($)(1)	Equity ($)(2)(3)	Perquisites/ Benefits ($)(4)	Total ($)
Adam Simpson	1,401,975	16,928,057	43,836	18,373,868
Cassia Cearley, Ph.D.	649,600	4,322,105	28,835	5,000,540
Niranjan Kanesa-thasan, M.D.	670,600	3,914,488	33,881	4,618,969

(1)
The amount for each named executive officer represents the “double-trigger” cash severance payments to which the named executive officer may become entitled under his or her employment agreement in connection with a qualifying termination during the period beginning 60 days prior to, and ending 18 months after, a change in control, as described in further detail in the section to this Schedule 14D-9 captioned “— Arrangements with Current Executive Officers and Directors of the Company — Severance Benefits and Certain Other Terms in Employment Agreements of Executive Officers.” The cash severance payments will be made in an amount equal to (a) the product of 12 months multiplied by the named executive officer’s monthly salary in effect immediately prior to the qualifying termination (18 months in the case of Mr. Simpson); plus (b) 100% of the named executive officer’s target annual bonus (150% in the case of Mr. Simpson). The following table breaks down the amounts in this column by types of payment:

Name	Base Salary Severance ($)	Bonus Severance ($)
Adam Simpson	904,500	497,475
Cassia Cearley, Ph.D.	464,000	185,600
Niranjan Kanesa-thasan, M.D.	479,000	191,600

(2)
Given that all outstanding equity awards held by the named executive officers will accelerate as of the Effective Time without regard to any termination of employment, this amount represents “single trigger” vesting acceleration of, and the maximum amount payable with respect to, Company Options held by such named executive officer at the Effective Time. The value of the In the Money Options equals (i) the aggregate number of Shares underlying the In the Money Options multiplied by the amount, if any, by which the Closing Amount exceeds the per share exercise price of the In the Money Options plus (ii) with respect to each Share underlying the In the Money Option, the $5.00 cash value that is assigned to each CVR, which is the maximum amount payable under a CVR in the event the applicable milestones under the CVR Agreement are achieved. The maximum cash payment in respect of each Out of the Money Option is determined by multiplying (x) the aggregate number of Shares underlying such Out of the Money Option immediately prior to the Effective Time by (y) amount by which (I) the sum of the Closing Amount ($15.00) plus $5.00, which is the maximum amount payable under a CVR in the event the applicable milestones under the CVR Agreement are achieved, exceeds (II) the per share exercise price of the Out of the Money Option. The following table breaks down the amounts in this column by types of Company equity award:

Name	Number of Shares Subject to Unvested In the Money Options (#)	Cash Consideration for Unvested In the Money Options ($)	Number of CVRs Issued in Respect of Unvested In the Money Options (#)	Maximum Cash Payment for CVRs Issued in Respect of Unvested In the Money Options ($)	Number of Shares Subject to Unvested Out of the Money Options (#)	Maximum Cash Payment in Respect of Unvested Out of the Money Options ($)	Total Maximum Value of Unvested Equity Acceleration ($)
Adam Simpson	1,099,474	10,227,601	1,099,474	5,497,370	328,428	1,203,086	16,928,057
Cassia Cearley, Ph.D.	291,288	2,573,584	291,288	1,456,440	83,113	292,081	4,322,105
Niranjan Kanesa-thasan, M.D.	247,357	2,309,572	247,357	1,236,785	96,265	368,131	3,914,488

(3)
For Mr. Simpson and Drs. Cearley and Kanesa-thasan, the compensation committee of the Company Board took action on December 11, 2023 to accelerate the vesting of 119,184 Company RSUs, 29,817 Company RSUs, and 35,364 Company RSUs held by such named executive officers, respectively, in anticipation of the Merger and to facilitate tax planning strategies for the Company and these individuals. Assuming a price per share of $20.00, consisting of a cash payment equal to $15.00 per share and corresponding CVR cash payments equal to $5.00, which is the maximum amount payable under each CVR, the value of such accelerated vesting to such named executive officers would be $2,383,680, $596,340, and $707,280, respectively, and would be considered a “single trigger” benefit, as the accelerated vesting was not tied to a termination of their employment. Because this accelerated vesting occurred on December 19, 2023, the value of such vesting is not included in the foregoing table.
(4)
The amount for each named executive officer represents the “double-trigger” cost of health care coverage for 12 months (18 months in the case of Mr. Simpson) based on the premiums in effect as of December 22, 2023 to which the named executive officer may become entitled under his or her employment agreement in connection with a qualifying termination during the period beginning 60 days prior to, and ending 18 months after, a change in control, as described in further detail in the section to this Schedule 14D-9 captioned “— Arrangements with Current Executive Officers and Directors of the Company — Severance Benefits and Certain Other Terms in Employment Agreements of Executive Officers.”

Conditions of the Offer.
The information set forth in Section 15 under the heading entitled “Conditions to the Offer” of the Offer to Purchase is incorporated herein by reference.
Stockholder Approval Not Required.
Parent and Merger Sub have represented and warranted to the Company in the Merger Agreement that neither Parent nor any of its affiliates, including Merger Sub, nor any of their “affiliates” or “associates” is, nor at any time during the period commencing three years prior to the date of the Merger Agreement has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Section 251(h) of the DGCL generally provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer and its affiliates own at least such percentage of the shares of stock, and of each class or series thereof, of the acquired corporation that, absent Section 251(h) of the DGCL, would be required to adopt the merger agreement under the DGCL and the acquired corporation’s certificate of incorporation, and the other stockholders are entitled to receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without a vote of the stockholders of the acquired corporation. Accordingly, after the Acceptance Time (as defined in the Merger Agreement), the Merger Agreement contemplates that the parties will as promptly as practicable thereafter effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is effected, (i) Company stockholders who do not tender their Shares in the Offer will be entitled to exercise appraisal rights under Delaware law, and (ii) Company stockholders who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.
Appraisal Rights.
Holders of Shares will not have appraisal rights in connection with the Offer. However, if Merger Sub purchases Shares in the Offer, and the Merger is consummated, holders of Shares (both record holders and beneficial owners) immediately prior to the Effective Time who have not properly tendered their Shares in the Offer or otherwise waived their right to an appraisal of their Shares will be entitled to appraisal rights under Section 262 of the DGCL, provided such holders strictly and timely comply with the applicable statutory procedures under Section 262 of the DGCL. Holders whose Shares are tendered pursuant to the Offer will not be entitled to appraisal rights.
The following discussion summarizes appraisal rights of stockholders and beneficial owners under the DGCL in connection with the Merger, assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL, and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex II. Stockholders and beneficial owners should carefully review the full text of Section 262 of the DGCL as well as the information discussed below. All references in this summary to the

Offer Price shall be deemed to refer to the consideration payable in connection with the Merger (which is equal to the Offer Price, without interest). The following discussion does not constitute any legal or other advice and does not constitute a recommendation that stockholders or beneficial owners of Shares exercise their appraisal rights under Section 262 of the DGCL.
Under the DGCL, if the Merger is consummated, holders of Shares and beneficial owners thereof immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) strictly and timely follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter validly withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Court of Chancery and to receive payment in cash of the “fair value” of their Shares in accordance with Section 262 of the DGCL. The “fair value” as so determined by the Court of Chancery could be greater than, less than or the same as the Offer Price.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL and a copy of the full text of Section 262 of the DGCL is attached to this Schedule 14D-9 as Annex II. Any holder of Shares or beneficial owner who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex II carefully. Failure to timely and properly comply with the procedures of Section 262 of the DGCL will result in the loss of appraisal rights under the DGCL.
Any stockholder or beneficial owner of Shares wishing to exercise appraisal rights should review carefully Section 262 of the DGCL and is urged to consult legal counsel before exercising or attempting to exercise such rights.
A stockholder or beneficial owner who wishes to exercise appraisal rights under Section 262 of the DGCL must do all of the following:
•
within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9, deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal (and, in the case of a beneficial owner of Shares demanding appraisal in such person’s own name, the written demand must also reasonably identify the holder of record of the Shares for which demand is made, be accompanied by documentary evidence of such beneficial owner’s beneficial ownership of the Shares and a statement that such documentary evidence is a true and correct copy of what it purports to be, and it must provide an address at which such beneficial owner consents to receive notices given by the surviving corporation under Section 262, which address shall also be the one set forth on the verified list required by Section 262(f) of the DGCL);

•
not tender such stockholder’s or beneficial owner’s Shares in the Offer;

•
continuously hold of record (in the case of a stockholder making the demand) or continuously own beneficially (in the case of a beneficial owner making the demand in its own name) such Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•
strictly and timely follow the statutory procedures for perfecting appraisal rights under Section 262 of the DGCL, including filing a petition in the Court of Chancery demanding a determination of the fair value of the stock of all such stockholders within 120 days after the Effective Time.

Notwithstanding a compliance by stockholders or beneficial owners of Shares with the foregoing requirements, the Court of Chancery shall dismiss the appraisal proceedings as to all holders who are otherwise entitled to appraisal rights, and such holders will effectively lose their appraisal rights, unless (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal, (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million or (3) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.
If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the Effective Time to all holders of Shares who are entitled to appraisal rights within 10 days of the date of the Effective Time, as required by Section 262(d)(2) of the DGCL. However, if such notice is sent later than the later of the consummation of the Offer and 20 days following the date of mailing of the notice of the availability of appraisal rights, such notice need only be sent to each holder who is entitled to appraisal rights and who has demanded appraisal of such holder’s Shares in accordance with Section 262 of the DGCL. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a holder’s failure to follow any of the procedures of Section 262 of the DGCL will result in a waiver or a termination of appraisal rights under Section 262 of the DGCL.
Written Demand
As detailed in the first bullet above, a holder of Shares (including a beneficial owner) wishing to exercise his, her or its appraisal rights must, within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9, make a written demand for appraisal of their Shares. All written demands for appraisal should be addressed to Icosavax, Inc., 1930 Boren Avenue, Suite 1000, Seattle, Washington 98101, Attention: Corporate Secretary.
If the stockholder is a holder of record of Shares, the demand for appraisal must be executed by or for the stockholder of record and must reasonably inform the Company of the identity of the stockholder of record, and that such stockholder intends thereby to demand appraisal of his, her or its Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s) of such Shares.
If the stockholder is a beneficial owner of the Shares and is making the demand in its own capacity, the demand for appraisal must be executed by or on behalf of the beneficial owner of the Shares and must reasonably inform the company of the identity of the beneficial owner, and that such beneficial owner intends thereby to demand appraisal of his, her or its Shares. The written demand must also (a) reasonably identify the holder of record of the shares for which the demand is made, (b) provide documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be and (c) provide an address at which such beneficial owner consents to receive notices given by the Company and the office of the Register in Chancery, which address is the one that will be set forth on the verified list required by Section 262(f) of the DGCL.
A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.
Filing a Petition for Appraisal
Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares (including any beneficial owner) who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition in the Court of Chancery, with a copy served on the Surviving Corporation in the case of a petition filed by a holder of Shares, demanding a determination of the fair value of the Shares held by all holders who did not tender their shares in the Offer and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period and in the manner prescribed in Section 262 of the DGCL.
Within 120 days after the Effective Time, any holder of Shares including any beneficial owner of any Shares) who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into and accepted for purchase in the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares (provided that, where a beneficial owner of Shares makes a demand for appraisal, the record holder of such Shares will not be considered a separate holder of Shares for purposes of such aggregate number). Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.
Upon the filing of such petition by any holder of Shares (including any beneficial owner), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery (the “Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all persons who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Court of Chancery may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the persons shown on the Verified List. The costs of this notice are to be borne by the Surviving Corporation.
After notice to such persons as required by the Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those persons who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the persons who demanded payment for their Shares and who hold certificates representing their Shares to submit such certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any person fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that person. Accordingly, each person who demands payment for his, her or its Shares is cautioned to retain any certificate(s) representing such person’s Shares pending resolution of the appraisal proceedings. Because immediately before the Merger the Shares will be listed on a national securities exchange, and because the Merger will not be approved pursuant to Section 253 or Section 267 of the DGCL, the Court of Chancery will dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.
Determination of Fair Value
After the Court of Chancery determines the persons entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each person entitled to appraisal prior to the entry of judgment in the appraisal proceeding). Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the immediately preceding sentence only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. The Company and Parent have made no determination as to whether such a payment will be made if the Merger is consummated, and the Surviving Corporation reserves the right to make such a payment, if at all, at such time as it determines to be advisable. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.
In determining fair value, the Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”
Holders of Shares, including beneficial owners, considering whether to assert appraisal rights should be aware that the fair value of their Shares as determined by the Court of Chancery under Section 262 of the DGCL could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery, and holders of Shares should recognize that such an appraisal could result in a determination of a value for their Shares that is higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any person exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.
Upon application by the Surviving Corporation or by any holder of Shares, including any beneficial owner, entitled to participate in the appraisal proceeding, the Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any person whose name appears on the Verified List and who has submitted his, her or its certificate(s) of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under Section 262 of the DGCL. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, on the amount determined to be the fair value (or, in certain circumstances described herein, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each person entitled to appraisal prior to the entry of judgment in the appraisal proceeding), by the Surviving Corporation to the persons entitled thereto. Payment will be so made to each such person, in the case of holders of uncertificated Shares forthwith, and in the case of persons holding Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificates representing such Shares. The Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.
The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court of Chancery and assessed upon the parties as the Court of Chancery deems equitable. Upon application of a person who appears on the Verified List and participated in the appraisal proceeding, the Court of Chancery may order all or a portion of the expenses incurred by such person in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal not dismissed pursuant to Section 262(k) of the DGCL or subject to such an award pursuant to a reservation of jurisdiction under Section 262(k) of the DGCL. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Court of Chancery are subject to appellate review by the Delaware Supreme Court.
From and after the effective date of the merger, no person who has demanded appraisal rights with respect to some or all of such person’s Shares as provided in Section 262(d) of the DGCL shall be entitled to vote such Shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance), except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.
If any person who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such person’s Shares will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in connection with the Merger (which is equal to the Offer Price), without interest. A holder of shares (including any beneficial owner) will fail to perfect, or effectively lose, the person’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. Moreover, the Court of Chancery shall dismiss the proceedings as to all holders of Shares, including beneficial owners, who are otherwise entitled to appraisal rights and such holders will effectively lose their appraisal rights, unless (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares immediately prior to the Effective Time, (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million or (3) the Merger was approved pursuant to Section 253 or 267 of the DGCL. In addition, a person may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such person’s demand for appraisal and acceptance of the Merger either within 60 days after the Effective Time or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any person without the approval of the Court of Chancery, and such approval may be conditioned upon such terms as the Court of Chancery deems just (including, without limitation, a reservation of jurisdiction for purposes of an assessment of costs and expenses pursuant to Section 262(j) of the DGCL); provided, however, that the limitation set forth in this sentence shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Time.
If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly and timely comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.
The foregoing summary of the rights of holders of Shares (including beneficial owners) to seek appraisal under Delaware law does not purport to be a complete statement of the procedures to be followed by such persons desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to this Schedule 14D-9.
Anti-Takeover Statutes.
As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (in general, a person who (x) owns 15% or more of a corporation’s outstanding voting stock or (y) is an affiliate or associate of the corporation and was the owner of 15% or more of a corporation’s outstanding voting stock at any time within the three-year period immediately prior to the date of the determination as to whether such person is an interested stockholder, and the affiliates and associates of such person) from engaging in a “business combination” (defined to include mergers and other corporate acts and transactions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (A) persons who are directors and also officers and (B) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time that such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2∕3% of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, a person is generally deemed to own stock where such person individually or with or through any of its affiliates or associates, beneficially owns such stock, directly or indirectly, has the right to acquire such stock or to vote such stock pursuant to any agreement or understanding (subject to limited exceptions) or has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (subject to limited exceptions) or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement, the Tender and Support Agreements, the CVR Agreements and the transactions contemplated thereby, as described in this Schedule 14D-9, and Parent and Merger Sub have represented and warranted that neither it nor its affiliates (including, without limitation, Merger Sub) nor any affiliate or associate thereof are or have been an interested stockholder (as defined in Section 203) at any time during the period commencing three years prior to the date of the Merger Agreement. Therefore, the restrictions of Section 203 are inapplicable to the Merger Agreement, the Tender and Support Agreements, the CVR Agreement and the transactions contemplated thereby. The foregoing description is not complete and is qualified in its entirety by reference to the provisions of Section 203.
Many other states also have adopted laws and regulations which purport to be applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. We are not aware of any other state anti-takeover laws or regulations that are applicable to the Merger Agreement and the transactions contemplated thereby, and have not attempted to comply with any state anti-takeover laws or regulations other than as described above. In the event it is asserted that any such provisions apply to the Offer or the Merger, the Company may be required to take certain actions with respect to such provisions.
Legal Proceedings.
To our knowledge, as of the date of this Schedule 14D-9, there are no legal proceedings pending relating to the Offer or the Merger.
Regulatory Approvals.
Under the HSR Act (including the rules and regulations that have been promulgated thereunder), certain transactions, including Merger Sub’s purchase of Shares pursuant to the Offer, may not be consummated until certain information and documentary material (the “HSR Notification Form”) has been furnished to the FTC and the Antitrust Division of the DOJ (the “Antitrust Division”) and expiration or termination of any waiting period under the HSR Act. Parent and the Company filed their respective HSR Notification Forms with the FTC and the Antitrust Division on December 18, 2023.
Under the HSR Act, Merger Sub’s purchase of the Shares pursuant to the Offer is subject to an initial waiting period that will expire at 11:59 p.m., Eastern time, on January 17, 2024, which is the date that is 30 days after such filing, except that if the waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. During the 30-day waiting period the FTC and the Antitrust Division can choose to shorten the waiting period by granting early termination or may extend the waiting period by issuing a Request for Additional Information or Documentary Material (a “Second Request”) to the parties. The agencies have, however, temporarily suspended granting early termination during the initial 30-day waiting period.

Alternatively, to provide the FTC or the Antitrust Division with additional time to review the proposed acquisition, Parent, with the consent of the Company, may withdraw its HSR Notification Form prior to the expiration of the waiting period and refile, starting a new 30-day waiting period. If the FTC or the Antitrust Division issue Second Requests, the waiting period with respect to the Offer will be extended to 11:59 PM, Eastern time, on the 30th day after Merger Sub’s certification of substantial compliance with its Second Request. If the HSR Act waiting period expires or is terminated, completion of the Merger will not require an additional filing under the HSR Act so long as Parent owns 50% or more of the outstanding Shares within one year after the HSR Act waiting period applicable to the Transactions expired or was terminated.
The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions like the Offer and the Merger. At any time, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary or desirable in the public interest, including seeking (i) to enjoin the purchase of Shares pursuant to the Offer, (ii) to enjoin the Merger, (iii) to require Merger Sub (or, after completion of the Merger, Parent) to divest the Shares, or (iv) to require Parent or the Company to divest businesses or assets or seek other relief. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. At any time before or after the consummation of the Merger, notwithstanding the expiration or termination of the applicable waiting period under the HSR Act, any state or private party could seek to enjoin the consummation of the Merger or seek other structural or relief or damages.
Based upon an examination of publicly available information and other information relating to the businesses in which the Company is engaged, the Company does not believe that either the purchase of Shares by Merger Sub pursuant to the Offer or the consummation of the Merger should violate applicable antitrust laws. Nevertheless, the Company cannot be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.
Annual and Quarterly Reports.
For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 and the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2023, June 30, 2023 and September 30, 2023 filed with the SEC.
Cautionary Note Regarding Forward-Looking Statements.
The statements included in this Schedule 14D-9 that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements. The forward-looking statements are based on the Company’s current beliefs and expectations and include, but are not limited to: statements regarding the planned completion of the transactions contemplated by the Merger Agreement and the timing thereof; expectations regarding the benefits sought to be achieved in the transactions; the Company’s expectations regarding the potential benefits and commercial potential of its vaccine candidates and technology platform; the ability to advance the Company’s development programs and the potential to accelerate and expand access to IVX-A12 and other future vaccine candidates; and AstraZeneca’s or Parent’s strategic vision. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing and completion of the Offer and the Merger; uncertainties as to the percentage of Company stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); risks that the milestones related to the CVRs are not achieved; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; risks related to diverting management’s attention from the Company’s ongoing business operations; the risk that stockholder litigation in connection with the transactions contemplated by the Merger Agreement may result in significant costs of defense, indemnification and liability; potential changes in AstraZeneca’s or Parent’s strategic vision; risks that results of a clinical trial at a particular time point may not predict future results; potential delays in the conduct of and receipt of data from clinical trials; unexpected adverse side effects or inadequate immunogenicity or efficacy of the Company’s vaccine candidates; competing approaches and approved vaccines limiting the commercial value of the Company’s vaccine candidates; regulatory developments in the United States and other countries; and other risks and uncertainties pertaining to the Company’s business, including the risks and uncertainties detailed in the Company’s prior filings with the SEC, including under the heading “Risk Factors” in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, and any subsequent filings with the SEC.
You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update these statements to reflect events or circumstances after the date hereof, except as required by law.
Item 9.   Exhibits.
Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated December 27, 2023 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed on December 27, 2023 (the “Schedule TO”) by AstraZeneca PLC, Parent and Merger Sub).
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9 or IRS Form W-8) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Summary Advertisement, dated December 27, 2023 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(5)(A)	Press release issued by AstraZeneca PLC, dated December 12, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed on December 12, 2023 (the “Schedule TO-C”) by AstraZeneca PLC, Parent and Merger Sub).
(a)(5)(B)	Press release issued by the Company, dated December 11, 2023 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on December 12, 2023).
(a)(5)(C)	Press release issued by the Company, dated December 11, 2023 (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed with the SEC on December 12, 2023).
(a)(5)(D)	Email to the Company’s employees, distributed on December 11, 2023 (incorporated by reference to Exhibit 99.1 to the Company’s Schedule 14D-9C filed with the SEC on December 12, 2023).
(a)(5)(E)	Questions and Answers for the Company’s employees, distributed on December 12, 2023 (incorporated by reference to Exhibit 99.2 to the Company’s Schedule 14D-9C filed with the SEC on December 12, 2023).
(a)(5)(F)	Email to partners, suppliers, consultants and vendors, distributed on December 14, 2023 (incorporated by reference to Exhibit 99.1 to the Company’s Schedule 14D-9C filed with the SEC on December 14, 2023).
(a)(5)(G)	Social Media Posts of AstraZeneca PLC, dated December 12, 2023 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C).
(a)(5)(H)	News article published by Endpoints: Icosavax buyout caps AstraZeneca’s long search for a vaccine platform, by Amber Tong, dated December 12, 2023 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C).

Exhibit Number	Description
(a)(5)(I)	News article published by the Financial Times: AstraZeneca strikes $1bn deal to acquire first vaccine company, by Hannah Kuchler and Donato Mancini, dated December 12, 2023 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C).
(a)(5)(J)	News article published by Reuters: AstraZeneca to buy RSV vaccine maker Icosavax for $1.1 bln, by Yadarisa Shabong, dated December 12, 2023 (incorporated by reference to Exhibit 99.5 to the Schedule TO-C).
(a)(5)(K)	Questions and Answers for the Company’s employees, distributed on December 20, 2023 (incorporated by reference to Exhibit 99.1 to the Company’s Schedule 14D-9C filed with the SEC on December 20, 2023).
(a)(5)(L)*	Opinion of Centerview Partners LLC to the Company Board dated December 11, 2023 (included as Annex I to this Schedule 14D-9).
(e)(1)	Agreement and Plan of Merger, dated as of December 11, 2023, among Parent, Merger Sub and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 12, 2023).
(e)(2)	Form of Contingent Value Rights Agreement (incorporated by reference to Annex B of Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 12, 2023).
(e)(3)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 12, 2023).
(e)(4)*	Mutual Non-Disclosure Agreement, dated as of July 21, 2022, by and between Icosavax, Inc. and AstraZeneca UK Limited.
(e)(5)	Mutual Non-Disclosure Agreement dated as of August 22, 2023, between the Company and AstraZeneca UK Limited (incorporated by reference to Exhibit (d)(5) to the Schedule TO).
(e)(6)	First Amendment to the Mutual Non-Disclosure Agreement dated as of November 14, 2023, between the Company and AstraZeneca UK Limited (incorporated by reference to Exhibit (d)(6) to the Schedule TO).
(e)(7)	Second Amendment to the Mutual Non-Disclosure Agreement dated as of November 26, 2023, between the Company and AstraZeneca UK Limited (incorporated by reference to Exhibit (d)(7) to the Schedule TO).
(e)(8)	Icosavax, Inc. 2021 Incentive Award Plan, form of stock option agreement and restricted stock unit agreement thereunder (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1 (File No. 333-257733) as filed with the SEC on July 22, 2021).
(e)(9)	Icosavax, Inc. 2017 Equity Incentive Plan, form of stock option agreement thereunder (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1 (File No. 333-257733) as filed with the SEC on July 22, 2021).
(e)(10)	Icosavax, Inc. 2021 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1 (File No. 333-257733) as filed with the SEC on July 22, 2021).
(e)(11)	Icosavax, Inc. Annual Bonus Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (File No. 001-40655) as filed with the SEC on May 16, 2022).
(e)(12)	Amended and Restated Employment Letter Agreement, dated as of July 22, 2021, by and between the Company and Adam Simpson (incorporated herein by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S-1 (File No. 333-257733) as filed with the SEC on July 22, 2021).

Exhibit Number	Description
(e)(13)	Amended and Restated Employment Letter Agreement, dated as of July 22, 2021, by and between the Company and Thomas J. Russo (incorporated herein by reference to Exhibit 10.17 to the Company’s Registration Statement on Form S-1 (File No. 333-257733) as filed with the SEC on July 22, 2021).
(e)(14)	Employment Letter Agreement, dated as of June 7, 2023, by and between the Company and M. Amin Khan, Ph.D. (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2023).
(e)(15)	Amended and Restated Employment Letter Agreement, dated as of July 22, 2021, by and between the Company and Niranjan Kanesa-Thasan, M.D. (incorporated herein by reference to Exhibit 10.14 to the Company’s Registration Statement on Form S-1 (File No. 333-257733) as filed with the SEC on July 22, 2021).
(e)(16)	Amended and Restated Employment Letter Agreement, dated as of July 22, 2021, by and between the Company and Cassia Cearley (incorporated herein by reference to Exhibit 10.15 to the Company’s Registration Statement on Form S-1 (File No. 333-257733) as filed with the SEC on July 22, 2021).

*
Filed herewith

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Icosavax, Inc.
By:
/s/ Thomas Russo

Name:
Thomas Russo

Title:
Chief Financial Officer

Dated: December 27, 2023

Annex I
Centerview Partners LLC
31 West 52nd Street
New York, NY 10019
December 11, 2023
The Board of Directors
Icosavax, Inc.
1930 Boren Avenue, Suite 1000
Seattle, Washington 98101
The Board of Directors:
You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) (other than Excluded Shares, as defined below), of Icosavax, Inc., a Delaware corporation (the “Company”), of the Consideration (as defined below) proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among AstraZeneca Finance and Holdings Inc., a Delaware corporation (“Parent”), Isochrone Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Company. The Agreement provides (i) for Merger Sub to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of (a) an amount in cash equal to $15.00 per Share (the “Closing Amount”), net to the seller in cash without interest, and (b) one contingent value right (a “CVR”) per Share, representing the right to receive one contingent payment in cash, subject to applicable withholding, without interest, upon the achievement of each Milestone (as such term is defined in the CVR Agreement in the form attached to the Agreement (the “CVR Agreement”)), in accordance with the terms and conditions of the CVR Agreement (the Closing Amount, taken together (and not separately) with one CVR, the “Consideration”), for each Share accepted and (ii) that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement and the CVR Agreement, the “Transaction”), as a result of which the Company will become a subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Dissenting Company Shares and (ii) Shares owned by Parent, Merger Sub or the Company (the shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.
We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.
We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we have been engaged to provide financial advisory or other services to AstraZeneca PLC (“AstraZeneca”), the parent of Parent, including in connection with its acquisition of Alexion

Pharmaceuticals, Inc. in 2021, and we have received compensation from AstraZeneca for such services. We may provide financial advisory and other services to or with respect to the Company, AstraZeneca, Parent ortheir respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, AstraZeneca, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.
In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated December 10, 2023 and a draft of the form of the CVR Agreement attached thereto (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2021 and December 31, 2022; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company and the probability of realizing the Milestone under the CVR Agreement prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data, and conducted such financial studies and analyses and took into account such information as we deemed appropriate.
We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement and CVR Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and the CVR Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.
We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement and the CVR Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the

Agreement, the CVR Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, the form or terms of the CVR with respect to transferability, illiquidity or otherwise, or any other agreements or arrangements contemplated by the Agreement or the CVR Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or otherwise act with respect to the Transaction or any other matter.
Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.
Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.
Very truly yours,
CENTERVIEW PARTNERS LLC

Annex II
SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW — RIGHTS
OF APPRAISAL
Appraisal Rights.
(a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.
(b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, §266 or §390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):
(1)   Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:
a.   Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;
b.   Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.   Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d.   Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4)   [Repealed.]
(c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d)   Appraisal rights shall be perfected as follows:
(1)   If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or
(2)   If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(3)   Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.
(e)   Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.
(f)   Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.
(g)   At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h)   After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.
(i)   The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.
(j)   The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.
(k)   Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.
(l)   The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.